FORM C: OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Greg Miller Project, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

    a. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    b. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    c. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    d. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    e. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    f. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Neither the issuer nor any predecessor has failed to comply with Rule 202 reporting requirements.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

The issuer does not have directors, as it has elected to be a member-managed limited liability company pursuant to Chapter 322C of the Minnesota Statutes. Please see Article Three of the issuer's operating agreement, attached hereto as Exhibit A (the "Operating Agreement").

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Gregory D. Miller
Title:	President/Secretary/Treasurer
Dates of Service:	November 17, 2017 to Present
Responsibilities:	The responsibilities of the officer are set forth in Schedule 3.2 of the Operating Agreement.

List any prior positions and offices with the issuer and the period of time
in which the officer served in the position or office:

Gregory D. Miller has not held any prior positions or offices with the issuer.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Rochester Civic Theater
Employer's principal business:	non-profit organization that produces and presents live theater, music and dance
Title:	Artistic Director
Dates of Service:	June 1991 to July 2017
Responsibilities:	Directed at least five (5) stage productions per year and performed in many of those productions as well. Designed and put together scenery, costumes, masks, puppets, and props. Taught performance, makeup,

and stage craft classes to students of all ages. Responsible for production budgets and hiring artistic staff for each production and overseeing their work. Coordinated and directed hundreds of volunteer artists and craftspeople every year. Acted as interim Executive Director on five (5) different occasions. Provided guided tours, service group talks and radio and television interviews for promoting productions. Worked with Board of directors in guiding the governance of the organization. Created graphics for use in advertising. Wrote and produced ad material for print, radio and television.

Over the past five (5) years, Mr. Miller's productions have averaged 82% attendance. His final year at the Rochester Civic Theater he netted an all-time theatre high of $385,362 in ticket sales, an improvement of 177% from 2012.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date (but no more than 120 days prior to the date of filing of this offering statement), who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gregory D. Miller	500,000 Class A Units	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The business of the issuer will be to operate and to provide services and products related to a live theater, including, but not limited to, producing live theater shows, providing singing, acting, dancing, and production design classes. The business will serve wine, beer and food with live theater shows.

See business plan attached hereto as Exhibit B (the "Business Plan").

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect the Company's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

   a.   There is competition in the Rochester, Minnesota area for entertainment, including, but not limited to, movie theaters, live theaters, live sports, and music venues all competing for the same business as the issuer.

   b.   The principal officer of the issuer identified in Question 5 above, Gregory Miller, has not previously operated a for-profit business and does not have any business or finance-related experience or education.

   c.   In Rochester, Minnesota, live theater and the arts have traditionally been non-profit endeavors. Potential customers, season ticket holders and patrons may be less inclined to support a for-profit theater, especially when there are no significant tax benefits in doing so.

   d.   The issuer will lease space to operate its business. As a result, the issuer will have

less control over the space and may be subject to lease terms that limit the issuer's operations and profitability. The landlord could also terminate the issuer's tenancy upon expiration of the lease, leaving the issuer without a space to conduct the business and unable to earn enough revenue to pay the investors.

e.   The issuer will have a volunteer workforce which may not consistently provide labor as needed.

f.   Gregory Miller, on whose reputation and expertise the business is built, could die, become disabled, or otherwise become unavailable resulting in the inability of the business to survive and investors will lose their money.

g.   The issuer has no operating history; therefore the financial projections are only projections and not based any actual, real world data. The issuer based the projections on certain assumptions regarding revenue and costs. If those assumptions do not reflect real world circumstances and developments, the financial projections will not accurately reflect the financial condition of the company. Further, without any operating history, the issuer may encounter unforeseen barriers and challenges that prevent it from accomplishing its objectives.

h.   The issue has incurred significant expenses to become operational, leaving it financially vulnerable when it opens for business.

i.   The issuer may not be able to obtain the necessary government approvals or permits for selling food or alcohol, for building out the space, or for any other operations the issuer may engage in.

j.   The offering price for the Units in this offering has been determined based on our financial projections, which are not based on actual operating history. The Units may have a current market value significantly less than the offering price and we make no representations, express or implied, as to the value of the Units offered hereby. There is no assurance that the Units will ever obtain a value equal to or greater than the offering price or that the Units will be able to be sold at either the offering price or any other price in the future.

k.   The issuer may, in the future, issue additional Units or Units of different classes to meet capital needs and for other purposes. The sale or issuance of additional Units may cause dilution to an equity interest in the issuer, reduce the ability of the issuer to make distributions on the Units and reduce the value of the Units.

l.   There is no public trading market for the Units, and the issuer does not expect one to develop in the foreseeable future. As a result, the Units will not be readily marketable and you may be required to hold your Units indefinitely. Moreover, as set forth in the Operating Agreement, the Units may not be transferred or sold except as provided for in the Operating Agreement.

m.   The Units are equity interests that will be subordinate to all future indebtedness

with respect to claims on our assets. In any liquidation, all of the issuer's debts and liabilities must be paid before any payment is made to members

n. The Class B Units and Class C Units being offered do not have governance rights, so any investment will not entitle a Unit holder to any control over the issuer's operations. Only Gregory Miller will make decisions about the issuer's operation and any Unit holder is subject to the costs and benefits stemming from those decisions.

o. Other theaters may establish themselves in the Rochester, Minnesota which will reduce the issuer's market share and ability to earn sufficient revenue to pay back investors.

p. Projections of the issuer's future earnings projections contained in Exhibit B attached hereto are provided for reference only and cannot be relied on for an accurate, prediction of the likely business success of the issuer or its current financial condition. Further, the future earnings projections contain statements regarding future professional fees that may or may not hold true. The issuer will likely incur extraordinarily high professional fees to conduct its business and those fees may far exceed any amount for professional fees contained in the future earnings projections contained in Exhibit B attached hereto.

THE OFFERING

9. What is the purpose of this offering?

This offering is intended to raise capital for the buildout of a theater and to pay professional fees to the attorneys, accountants, architects and contractors hired to make the issuer operational.

See the Business Plan for further details.

10. How does the issuer intend to use the proceeds of this offering?

The issuer intends to use the proceeds to build out a leased space where the theater will operate, as well as the initial operational and rental expenses, including paying professional fees to the attorneys, accountants, architects and contractors hired to make the issuer operational. The offering proceeds may supplement traditional bank financing.

See the Business Plan for further details.

Summary of Use of Proceeds

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$250,000.00	$500,000.00
Less: Offering Expenses	$31,500	$39,000.00
(A) Electronic portal commission	$7,500.00	$15,000.00
(B) Legal and accounting fees	$24,000.00	$24,000.00
Net Proceeds	$218,500.00	$461,000.00
Use of Net Proceeds		
(A) Build out of leased space (labor and materials).	$218,500.00	$365,000.00
(B) Build out of leased space (soft costs – architectural, design and)	$0.00	$35,000.00
(C) Working Capital	$0.00	$61,000.00
Total Use of Net Proceeds	$218,500.00	$461,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The target offering amount is the minimum amount necessary before proceeds are released to the issuer. Therefore, if the issuer does not raise the target offering amount, the funds will be returned to investors. If the target offering amount is raised, each investor must execute a subscription agreement and submit it to the issuer. The subscription agreement is attached hereto as Exhibit C. Each investor must also sign the Operating Agreement. If the funding goal is met, the issuer will issue a Security Certificate. An example of a Security Certificate is attached hereto as Exhibit D.

12.   How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until forty-eight (48) hours prior to the closing deadline which for this offering is December 31, 2018. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the

target offering amount prior to the deadline of December 31, 2018, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

An investor may cancel an investment commitment by emailing GregMillerProject@GMail.com, the following information: (1) name, (2) issuer's name, (3) the amount of your investment, (4) the investment number, and (5) the date you made you investment.

If an investor does not cancel an investment commitment before the forty-eight-(48)-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

There are two classes of Units being offered, namely Class B Units and Class C Units. Both Class B Units and Class C Units have no voting rights and no preemptive rights. Net profits and net losses are allocated to the Members in proportion to the member's respective "Percentage Interest" as defined in the Operating Agreement. Distributions, which are discretionary, are allocated to Members in proportion to the Members' respective Percentage Interest.

Further, if an investor purchases $10,000.00 or more Units, the issuer will issue said investor Class B Units. The issuer will issue Class C Units for any investment less than $10,000.00. Each Unit, whether Class B or Class C will cost $1.00 per Unit and each Unit, whether Class B or Class C is valued at $1.00 per Unit as of the date of the offering.

At any time after January 1, 2024, Class B Unit holders shall have the right, at their option, to convert their Class B Units into Class A Units, which have voting rights, at the conversion rate of one-to-one (1:1), or at the conversion rate then in place. If a Class B Unit holder decides to exercise such conversion right, he or she shall provide written notice thereof to the President and Treasurer of the Company. Such notice shall include, at a minimum, the Class B Unit holder's name and the number of Units that the Class B Unit holder elects to so convert. The Class B Unit holder shall also provide with this written request any Security Certificates representing the current number of Class B Units held by the Class B Unit holder. Within fourteen (14) business days of its receipt of such written request, the Company shall issue a Security Certificate representing the number of Class A Units the Class B Unit holder requested and a Security Certificate representing the number

of Class B Units the Class B Unit holder retains, if any.

Article Four, Article Six and Exhibit A of the Operating Agreement provide further detail regarding the specific terms of the securities being offered.

14. Do the securities offered have voting rights?

The Class B Units and Class C Units being offered do not have voting rights.

15. The following are the limitations on the voting or other rights identified above?

Not applicable.

16. How may the terms of the securities being offered be modified?

A majority of the voting members, i.e., Class A Unit holders, of the issuer may modify the terms of the securities only upon the request of the members pursuant to Article Ten of the Operating Agreement. Notwithstanding this general rule, any amendment that would have any of the following effects must be consented to in writing by a majority of all the people who own an interest in the issuer: (a) to change the allocations of profits and losses of the Company, (b) an amendment to the provisions of Article 8.3 of the Operating Agreemewnt, and (c) any change that may materially and adversely affect the ability of the Company to be taxed as a partnership for federal income tax purposes.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    a. to the issuer;

    b. to an accredited investor;

    c. as part of an offering registered with the U.S. Securities and Exchange Commission; or,

    d. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-

in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security (each class listed in order of preference)	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Units	Unlimited	500,000	Yes	Class A Units grant a member governance rights and this Class of Units is the only Class with governance rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    The securities being offered do not have preemptive rights. Therefore, the members holding Class B Units and Class C Units can have their Financial Rights, as defined in the Operating Agreement, diluted through the issuance of additional Units. For further details please see Article Four of the Operating Agreement.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The transfer restrictions imposed on Class B and Class C Units differ from the transfer restrictions imposed upon Class A Units. Class B and Class C Units may only be transferred pursuant to Section 8.3 of the Operating Agreement. Class A Units may only be transferred pursuant to Section 8.2 of the Operating Agreement.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    The principal identified in Question 6 above has control over all of the issuer's business operations.

    The purchasers cannot remove the principal identified in Question 6.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer established the offering price of the securities in good faith based on its own assessment of its current and potential future position. Quantitatively, the issuer prepared financial projections with input from its CPA, which are contained in Exhibit B attached hereto and incorporated herein. These financial projections, included, but were not limited to projections of earnings before interest taxes, depreciation, and amortization ("EBITDA"). Qualitatively, the issuer assessed the local market for the issuer's services and valuation methods for comparable companies. Following this quantitative and qualitative analysis, the issuer determined that a reasonable multiplier to apply to the EBITDA was 4.3. Beginning in the issuer's first full year of operations, starting on January 1, 2019, the projected average EBITDA per year for a ten (10) year period is equal to $230,210.45. Applying the 4.3 multiplier to the projected average annual EBITDA provides a valuation of approximately $1,000,000.00. The securities being offered represent 50% of the financial interest in the issuer. The maximum amount to be offered is $500,000.00, or 50% or the issuer's valuation.

The securities will likely be valued in the same manner in the future, with adjustments made to the multiplier and to EBITDA based on the actual revenues and expenses from the issuer's operations.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The Class B Units and Class C Units may not be marketable because the purchasers have no voting rights and have minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions including:

a. Additional issuances of securities:

This could dilute the purchaser's share of net profits.

b. Issuer repurchases of securities:

The purchasers have no control over the purchase price and other terms of the sale.

c. A sale of the issuer or of assets of the issuer:

Purchasers will have no control over the purchase price and other terms of the sale. Purchasers will be subject to the decisions and actions of principals they do not get to elect. For example, new individuals with governance rights could control the issuer and make business decisions that could decrease the value of the purchaser's securities. Further, since distributions to Members are discretionary, new individuals with

governance rights may elect not to make distributions.

d.   Transactions with related parties:

> The purchasers have no control over the terms of any such a transaction, which may attract greater scrutiny from the IRS and may not be in the best interest of the purchaser.

24.   Describe the material terms of any indebtedness of the issuer:

The issuer does not currently have any indebtedness.

25.   What other exempt offerings has the issuer conducted within the past three years?

The issuer has not conducted any other exempt offerings within the past three (3) years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a.   any director or officer of the issuer;

b.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

c.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or,

d.   any immediate family member of any of the foregoing persons.

The issuer was not a party of any transaction as described in this Question 26.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?

The issuer does not, strictly speaking, have an operating history. The issuer has incurred various expenses for which payment is still due. For specific information on the financial condition of the issuer please see Exhibit E attached hereto and incorporated herein.

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The issuer, strictly speaking, has no operating history, however the issuer has incurred

various expenses for which payment is still due. The financial information provided in Exhibit E provides a snap shot of the issuer's current financial condition.

Projections of the issuer's future earnings projections contained in Exhibit B attached hereto are provided for reference only and cannot be relied on for an accurate, prediction of the likely business success of the issuer or its current financial condition. Further, the future earnings projections contain statements regarding future professional fees that may or may not hold true. The issuer will likely incur extraordinarily high professional fees to conduct its business and those fees may far exceed any amount for professional fees contained in the future earnings projections contained in Exhibit B attached hereto.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two (2) most recently completed fiscal years or the period(s) since inception, if shorter:

For financial information please see Exhibit E attached hereto and incorporated herein.

The issuer includes with this Form C two (2) financial models: Scenario 1 and Scenario 2. The financial models are only projections and do not reflect anything other than the issuer's goals. The financial models do provide for any likely outcome. Investors should neither rely on the financial models as the likely outcome for the issuer's business nor rely on the financial models when determining what the likely outcome of their investment will be. The issuer based Scenario 1 on an all-equity financing situation. In Scenario 1 the issuer only uses funds raised from the portal. This scenario assumes the issuer will raise $500,000 in equity, less $18,000 for legal and accounting fees to prepare this offering and $15,000 for the portal commission fee. The issuer based Scenario 2 on a combined debt and equity financing situation. This scenario assumes the issuer will raise $250,000 in equity, less $18,000 for legal and accounting fees to prepare this offering and $7,500 for the portal commission fee. See attached Exhibit B for the financial models.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of twenty (20) percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

a.   Has any such person been convicted, within ten (10) years (or five (5) years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security?

No

(ii)   involving the making of any false filing with the Commission?

No.

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No.

b.   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security?

No.

(ii)   involving the making of any false filing with the Commission?

No.

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No.

c.   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer?

No.

(B)   engaging in the business of securities, insurance or banking?

No.

(C)   engaging in savings association or credit union activities?

No.

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10)-year period ending on the date of the filing of this offering statement?

No.

d.   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No.

(ii)   places limitations on the activities, functions or operations of such person?

No.

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock?

No.

e.   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No.

(ii)   Section 5 of the Securities Act?

No.

f.   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities

exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No.

g. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No.

h. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, the issuer includes the following:

The issuer entered into the Lease attached hereto as Exhibit F. The Lease is effective as of June 15, 2018. The issuer takes possession of the premises located at 3820 North Broadway Avenue, Rochester, MN 55906 (the "Premises") on July 15, 2018 and the Lease term commences on October 15, 2018. The Lease will expire on October 14, 2023. Under the Lease, the issuer will pay Additional Rent, as defined in the Lease, which includes property taxes, property insurance (including landlord's liability), and Common Area Maintenance (CAM), which shall include, but not be limited to, items such as all utilities, garbage removal, snow plowing, mowing, landscaping &, routine maintenance of the Premises that are (a) not paid directly by the issuer, and (b) are actually incurred and paid by the landlord. The Lease is a "Triple Net Lease". Furthermore, for year 1 and year 2 of the Lease, the issuer will only pay Additional Rent. For 2018 Additional Rent is anticipated to be $2,122.75 per month. Additional Rent will change each year. In year 3 of the Lease, the issuer will pay $1,000 per month for Base Rent in addition to whatever the Additional Rent is in year 3. In year 4 of the Lease, the issuer

will pay $4,000 per month for Base Rent in addition to whatever the Additional Rent is in year 4. In year 5 of the Lease, the issuer will pay $5,000 per month for Base Rent in addition to whatever the Additional Rent is in year 5.

Under the Lease, the issuer has one (1), five (5) year option to renew. In order to renew the Lease, the issuer must provide 180 days' notice of its intent to renew the Lease and the issuer must not be in default of the Lease. If the issuer renews the Lease, the Base Rent will increase to $6,000 per month for years 6 and 7 and the Base Rent will increase to $8,000 per month for years 8, 9 and 10.

Please see Exhibit F for additional details and information regarding the Lease.

Silicon Prairie Online will provide the portal services for this offering. The issuer will pay Silicon Prairie Online a fee equal to 5% of the total money raised and Silicon Prairie Online will reinvest 2% of its fee in the issuer. So, Silicon Prairie Online will have an ownership interest in the issuer.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 20th (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: www.gregmillerproject.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or,

(5)   the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

THE MEMBERSHIP UNITS OF THE GREG MILLER PROJECT, LLC, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (A) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (B) THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT. SUCH MEMBERSHIP UNITS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS OPERATING AGREEMENT. THEREFORE, PURCHASERS OF SUCH MEMBERSHIP UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

OPERATING AGREEMENT OF THE GREG MILLER PROJECT

This OPERATING AGREEMENT ("**Agreement**") is made this 20th day of July, 2018, by Gregory D. Miller (the "**Member**"). In consideration of the foregoing and the mutual promises and agreements set forth below, the Member agrees as follows:

RECITALS

A. The undersigned constitute all of the current Members of the Company.

B. The undersigned desires to enter into this Agreement, which is intended to constitute an operating agreement within the meaning of Minnesota Statutes Section 322C.0102, subdivision 17.

AGREEMENTS, TERMS AND CONDITIONS

ARTICLE ONE
DEFINITIONS

The terms defined in this Article (except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) will, for purposes of this Agreement, have meanings set forth on Exhibit A.

ARTICLE TWO
NAME; FORMATION; PURPOSE

2.1 **Name.** The name of the Company is "The Greg Miller Project, LLC."

2.2 **Formation of Limited Liability Company; Status as Member-Managed.** The Company has been organized as a limited liability company under the Act. It is intended that

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the Company be a member-managed limited liability company as defined in the Act and more fully set forth in Article 3, below. The rights and liabilities of the Members and other agents of the Company will be as provided in the Act, except as otherwise expressly provided herein or in the Articles of Organization.

2.3 **Members' Names and Addresses.** The names and addresses of the Members as of the date of this Agreement are as set forth on Exhibit B.

2.4 **Offices.** The registered office of the limited liability company will be located within the State of Minnesota as set forth in the Articles of Organization, as the same may be amended from time-to-time. The Company's registered office as of the date of this Agreement is located at 21 First Street SW, Suite 300, Rochester, MN 55902. The registered office need not be identical with the principal executive office of the limited liability company and may be changed from time to time by the Member. The Company's principal executive office will be located at 3820 North Broadway Avenue, Rochester, MN 55906, or such other place as the Voting Members may from time to time determine. The Company may maintain such other offices at such other places as the Voting Members deem advisable.

2.5 **Purposes.** The Company is formed for general business purposes consistent with the Act. Initially, the Company will operate a theater and provide such services and products related and incidental thereto.

2.6 **Term.** Unless otherwise stated in the Articles of Organization or unless the Company is dissolved earlier in accordance with law, the period of existence of the Company is perpetual.

2.7 **Title to Company Property.** All property owned by the Company, whether real or personal, tangible or intangible, will be deemed to be owned by the Company as an entity, and no Unitholder, individually, will have any separate ownership interest in any such property.


ARTICLE THREE
MANAGEMENT; OFFICERS; COMMITTEES


3.1 **Member Management**. The management and conduct of the Company shall be vested in the Voting Members. In accordance with the Section 322C.0407 Subd. 2 of the Act, the Voting Members will have the authority to bind the Company and will have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Minnesota. Unless otherwise required by law, the Articles of Organization, or another specific provision of this Agreement, in all matters on which a vote of Voting Members is required or otherwise provided for, each Voting Member will have one (1) vote for each Governance Rights Unit held by such Voting Member.

3.2 **Officers.** The Voting Members will have the authority to elect or appoint individual persons as "Officers" to be agents and representatives of the Company and to delegate to any such person all or any of its powers pursuant to this Agreement. Any delegation pursuant

to this Section 3.2 may be revoked at any time by the Voting Members. The following named persons shall hold the offices set forth next to their names, with the duties and responsibilities set forth on Schedule 3.2. The initial Officer will be:

Gregory D. Miller   President/Secretary/Treasurer

3.3   **Compensation and Other Payments to Members and Officers**. The compensation, if any, of Officers and agents shall be fixed by the Voting Members.

3.4   **Further Delegation.** Unless prohibited by a resolution adopted by the Voting Members, any Officer elected or appointed by the Members may delegate in writing some or all of the duties and powers of such person's office to other persons.

3.5   **Term; Removal; Vacancies.** Each Officer will hold office until a successor has been appointed by the Voting Members, or until such Officer's prior death, resignation, or removal from office. Any Officer or agent elected or appointed by the Members will hold office at the pleasure of the Voting Members and may be removed, with or without cause, at any time by the Voting Members, subject to the terms of this Agreement. Any vacancy in an office of the Company may be filled by action of the Voting Members.

3.6   **No Employment Rights**. This Agreement does not, and is not intended to, confer upon any Member or any Officer any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Member or any Officer.

3.7   **Advisory Committees**. The Voting Members may, but are under no obligation to, establish one or more Advisory Committee. The Voting Members may appoint Advisory Commissioners to serve on an Advisory Committee. Advisory Committees and the Advisory Commissioners shall serve to advise and consult with Company, the Voting Members or the Officer on such matters determined by the Voting Members. Notwithstanding anything in this Agreement to the contrary, an Advisory Committee shall not have any right, power, or authority to act for or on behalf of or to bind or obligate the Company. All matters related to such Advisory Committees and Advisory Commissioners, including, without limitation, length of terms, number of Advisory Commissioners and meeting dates, time and rules, shall be set by the Voting Members from time-to-time.

3.8   **Reimbursement of Expenses**. The Company will pay all costs and expenses associated with the Company business, and will reimburse the Members, Officers and Advisory Commissioners for the actual costs incurred for goods, materials, and services used by or for the Company. Except to the extent otherwise provided for herein, and except for items generally constituting Members' overhead, the Company will pay all costs and expenses associated with the Company business, and will reimburse the Members for the actual costs incurred for goods, materials, and services used by or for the Company.

3.9   **Indemnification and Liability of Members and Officers**. The Company shall indemnify and advance expenses to the Members, the Officers, Advisory Commissioners and

other persons acting in their "official capacity" (as defined in Section 322C.0408 of the Act) with respect to "proceedings" (as defined in Section 322C.0408 of the Act) to the fullest extent required by Section 322C.0408 of the Act for actions thereafter; other than for: (a) breach of the duty of loyalty in contravention of this Agreement; (b) a financial benefit received by a Member or officer to which the Member or officer is not entitled; (c) a breach of a duty under Section 322C.0406 of the Act; (d) intentional infliction of harm on the Company or a member; or (e) an intentional violation of criminal law. If the Act is hereafter amended to authorize the further elimination or limitation of the liability of the Members then, without requiring any action by the members, the liability of the members, officers and other persons acting in their official capacity shall be further limited to the fullest extent permitted by the amended Act. Any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of a member or officer existing at the time of such repeal or modification.

ARTICLE FOUR
MEMBERSHIP INTERESTS

4.1   **Classes of Membership**. A Member's interest in the Company constitutes such Member's Membership Interest. Membership Interests are separated into Financial Rights and Governance Rights. Membership Interests shall be represented by Units. Financial Rights shall be represented by Financial Rights Units. Governance Rights shall be represented by Governance Rights Units. The Membership Interests of the Company are divided into four (4) series of Units: (i) Class A Units, (ii) Class B Units, (iii) Class C Units, and (iv) Class D Units. The Company has issued to each Member the number and series of Units set forth opposite the Member's name on attached Exhibit B. The Units shall have the rights and preferences set forth below.

(a)   *Class A Units*. Class A Units shall consist of both Financial Rights and Governance Rights. Class A Unit holders shall be the sole Voting Members. Only Class A Unit holders shall have Governance Rights and hold Governance Rights Units. Class A Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof.

(b)   *Class B Units*. Class B Units shall consist of only Financial Rights. Class B Unit holders shall have no governance rights whatsoever, except as reserved herein. Class B Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof. Any time after January 1, 2024, Class B Unit holders shall have the right, at their option, to convert their Class B Units into Class A Units at the conversion rate of one-to-one (1:1), or at the conversion rate then in place. If a Class B Unit holder decides to exercise such conversion right, he or she shall follow the procedure provided for in Section 4.4 of this Agreement.

(c)   *Class C Units*. Class C Units shall consist of only Financial Rights. Class C Unit holders shall have no governance rights whatsoever, except as reserved herein. Class C Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof.

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(d) *Class D Units*. Class D Units shall consist of only Financial Rights. Class D Unit holders shall have no governance rights whatsoever, except as reserved herein. Class D Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof. Class D Unit holders will not make Capital Contributions to the Company.

4.2.   **No Preemptive Rights**. Members shall have no preemptive rights.

4.3.   **Schedule of Members; Member Interests Certificated**. The Company shall maintain a Schedule of Members, which shall include the names of the Members, their mailing addresses and the number and series of Units held by each of them, and their respective Percentage Interests. A copy of such schedule of Members as of the date hereof is attached as Exhibit B. Upon any Transfer, issuance, or redemption of any Unit made in accordance with this Agreement, the Company shall amend Exhibit B to reflect such Transfer, issuance, or redemption of Units and the adjusted Units and Percentage Interests of the Members. Membership Interests shall be certificated in substantially the form provided for in Exhibit C (a "Security Certificate").

4.4.   **Conversion Method for Class B Unit Holders**. Following such time as a Class B Unit holder obtains the right to convert his or her Class B Units to Class A Units, as provided for in Section 4.1(b) of this Agreement, a Class B Unit holder may convert some or all of such Class B Units into Class A Units at the conversion rate of one-to-one (1:1), or at the conversion rate then in place, by providing written notice thereof to the President and Treasurer of the Company as provided in Section 11.11 of this Agreement. Such notice shall include, at a minimum, the Class B Unit holder's name and the number of Units that the Class B Unit holder elects to so convert. The Class B Unit holder shall also provide with this written request any Security Certificates representing the current number of Class B Units held by the Class B Unit holder. Within fourteen (14) business days of its receipt of such written request, the Company shall issue a Security Certificate representing the number of Class A Units the Class B Unit holder requested and a Security Certificate representing the number of Class B Units the Class B Unit holder retains, if any. Conversion of Class B Units to Class A Units shall not be considered a transfer and therefore is not a "Triggering Event" as defined in Section 8.3(a) of this Agreement.

ARTICLE FIVE
CAPITAL CONTRIBUTIONS

5.1   **Initial Capital Contributions**. Each Member's initial Capital Contribution is as set forth on Exhibit B, which is attached hereto and made a part of this Agreement, for which such Member will receive the number of Units set forth on Exhibit B.

5.2   **Capital Accounts**. The Company will maintain a separate Capital Account for each Unitholder. The Capital Account for each Member will be increased by such Unitholder's Capital Contributions and decreased by Distributions made to such Member. Each Member's Capital Account also will be increased or decreased, as the case may be, to account for profits and losses (and items thereof required to be taken into account by applicable Treasury

Regulations) that are allocated to such Member. The Members' Capital Accounts will also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1 (b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation §§ 1.704- 1 (b)(2)(iv) and 1.704-1 (b)(4), including adjustments to reflect the allocations to the Unitholders of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treasury Regulation § 1.704-l(b)(2)(iv)(g). As a consequence, the Members' Capital Accounts will be increased or decreased to reflect a revaluation of the Company's property on its books, based on the fair market value of the Company's property on the date of adjustment, immediately prior to (A) the contribution of money or other property to the Company by a new or existing Member as consideration for an additional Membership Interest, (B) the distribution of money or other property by the Company to a Member as consideration for a Membership Interest, (C) the liquidation of the Company. The Members' Capital Accounts will be further adjusted as appropriate to reflect the Members' Membership Interests upon the exercise of any option or conversion right by which a Member acquires, or changes the nature and rights of, a Membership Interest.

5.3   **Additional Capital Contributions**. No additional Capital Contributions are presently contemplated. No Member will be required to make any Capital Contribution in excess of such Member's initial Capital Contribution.

5.4   **No Right to Return of Capital Contribution.** No Member has the right to withdraw or to demand the return of all or any part of the Capital Contribution attributable to such Member's Membership Interest, except as otherwise expressly provided herein. The Company will not be liable to Members for repayment of Capital Contributions.

5.5   **Loans to Company.** Subject to any other restrictions contained herein, the Company may borrow money from one or more Member at such interest rate or rates and upon such other terms as are agreed upon by the Company and the lending Member; provided that the interest rate on any such loans may not exceed the rate that would apply to Company borrowing on similar terms from recognized banks or financial institutions.

5.6   **No Interest on Contributions.** No interest will be paid to any Member on Capital Contributions.


Article Six
Allocations of Profits and Losses; Distributions


6.1.   **Allocations of Profit and Losses**. Except as this Agreement otherwise provides or as prohibited in any loan agreement, mortgage, promissory note, or other financing agreement or document to which the Company is a party, the Company's net profits and net losses, and each other allocable item included in the Company's tax return for each fiscal year (or portion thereof), will be allocated between each Member, and, as the case may be, each Assignee, as follows:

(a)   *Net Profits*. Net profits for any fiscal year will be allocated to each Member

(and, as the case may be, each Assignee), regardless of class, in proportion to such Member's Percentage Interest (or, as the case may be, in proportion to such Assignee's Percentage Interest).

(b)   *Net Losses*. Net losses for any fiscal year will be allocated to each Member (and, as the case may be, each Assignee), regardless of class, in proportion to such Member's Percentage Interest (or, as the case may be, in proportion to such Assignee's Percentage Interest).

For any Unit owned by more than one (1) Member (or, as the case may be, Assignee) for a given Fiscal Year, the allocation will be prorated to reflect the period of time that each Member (or, as the case may be, Assignee) owned such Unit during the Fiscal Year, unless the current and former Member (or, as the case may be, Assignee) agreed otherwise.

6.2.   **Allocations to Reflect Book/Tax Differences.** For income tax purposes, income, gain, loss, and deduction with respect to property contributed to the Company by a Member, or revalued pursuant to Treasury Regulation § 1.704-l(b)(2)(iv)(f), will be allocated among the Members in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury Regulation § 1.704-l(b)(4)(i), using such allocation method permitted by Treasury Regulations as is determined by the Voting Members. Any allocations made solely to comply with this Section 6.2 and the Code will not be reflected in Capital Account adjustments.

6.3.   **Distributions Prior to Dissolution.** The Company may in the Voting Members' sole discretion, make distributions of the Company's net profits prior to the Company's dissolution in an aggregate amount determined by the Voting Members in their sole discretion (the aggregate amount of such discretion distribution made at any given time is called the "Aggregate Distribution Amount"; and any discretionary distribution to a Member is referred to as a "Distribution"). The Aggregate Distribution Amount, if any, shall be allocated and distributed as follows:

(a)   *Initial Distributions*. The Company shall first make distributions (the "Initial Distributions") from the Aggregate Distribution Amount to the Members (and, as the case may be, Assignees) in proportion to each Member's respective Percentage Interest, provided, however, that a Member's Distribution shall not exceed the product of: (i) the net taxable income of the Company allocated to such Member (or, as the case may be, Assignee) as a result of the Company's operations or other taxable event during the fiscal year immediately preceding the Distribution; *multiplied by* (ii) thirty (30%) percent.

(b)   *Remaining Distributions*. After the Initial Distributions set forth in Section 6.3.(a), above, the remaining Aggregate Distribution Amount, if any (the "Remaining Distribution Amount"), shall be distributed as follows:

(1)   *Preferred Distributions.* The Company shall distribute the Remaining Distribution Amount, or, as set forth in this Section 6.3.(b)(1), a portion

of the Remaining Distribution Amount, to the Members (or as the case may be, Assignees) of Class D Units in proportion to their Class D Percentage Interest (each a "Preferred Distribution," and, collectively, the "Preferred Distributions"). If there are no Class D Units issued and outstanding, then there shall be no Preferred Distributions under this Section 6.3.(b)(1) and the Remaining Distribution Amount shall be distributed pursuant to Section 6.3.(b)(2), below. The Preferred Distributions, if any, are subject to the additional following restrictions:

(i)   No Member holding Class D Units is entitled to a Preferred Distribution unless such Member is personally guaranteeing a debt of the Company and such personal guaranty has not been terminated by lender or, as the case may be, holder of the debt or such Member's obligations released by lender or, as the case may be, holder of the debt, whether such termination or release is in writing, pursuant to the terms of the instrument securing the Member's personal guaranty or by operation of law, as reasonably determined by the Voting Members;

(ii)   No Member holding Class D Units is entitled to a Preferred Distribution if the aggregate Preferred Distributions made to such Member holding Class D Units equals or exceeds Five Thousand and 00/100 Dollars ($5,000.00); and,

(iii)   The aggregate amount of all Preferred Distributions at any given time shall not exceed Fifty Percent (50%) of the Remaining Distribution Amount;

Any Remaining Distribution Amount remaining after application of the Restrictions set forth in Section 6.3.(b)(i), (ii) and (iii), shall be distributed pursuant to Section 6.3.(b)(2), below.

(2)   *Non-Preferred Distributions.* Any Remaining Distribution Amount remaining after distribution under Section 6.3.(b)(1), above, shall be distributed by the Company to the Members (and, as the case may be, Assignees) in proportion to such Members' respective Percentage Interest (collectively, the "Non-Preferred Distributions"). For the purposes of clarification, any Non-Preferred Distributions shall be made to the Members (and, as the case may be, Assignees) regardless of the class of Units any individual Member (and, as the case may be, Assignee) holds, this includes Class D Units.

6.4   **Distributions Upon Dissolution and Winding Up.** At the time of the dissolution and winding up of the Company, following the allocation of all net income and net losses and the payment of all Company obligations, the remaining assets will be distributed to the Members and, as the case may be, Assignees, in accordance with Section 9.2.

6.5   **No Distribution by Reason of Withdrawal.** Neither withdrawal from the Company, Transfer of any Membership Interest, nor demand for the return of capital will entitle any owner of a Membership Interest to receive any distribution from the Company.

6.6   **Distributions in Kind**. No Member (or, as the case may be, Assignee) has any right to demand or receive a distribution from the Company in any form other than cash, nor may any Member (or, as the case may be, Assignee) be compelled to accept any distribution of property in kind except under circumstances where all Unitholders receive undivided interests in property or substantially equivalent interests in property on the basis of their Capital Accounts. If there is a Distribution of property in kind, such property will be assumed to have been sold at its fair market value at the time of the distribution, and the resulting gain or loss will be allocated among the Members (and, as the case may be, Assignees) in the manner set forth in Section 6.1, and their Capital Accounts will be adjusted accordingly.


ARTICLE SEVEN
BOOKS AND RECORDS; TAX MATTERS


7.1   **Tax Characterization.** The Members intend that the Company be treated as a "partnership" for tax purposes.

7.2   **Accounting Method and Fiscal Year.** The Company will keep its accounting records and will report its income for income tax purposes on the accrual method of accounting. "Fiscal Year" of the Company shall begin on January 1 and end on December 31, and may be modified from time-to-time as determined by the Voting Members at their discretion.

7.3   **Books and Records.** The Company's books and accounting records and all other papers, records, and documents relating to the Company's affairs will be kept at the Company's principal executive office or such other place as the Voting Members may determine. In addition to any other books and records of the Company, the Company will maintain the following:

(a)   a current list of the full name and last-known address of each Member, any Member, and the president of the Company;

(b)   a current list of the full name and last-known address of each Assignee of financial rights of a Member (other than a secured party), and a description of the rights assigned;

(c)   a copy of the Articles of Organization of the Company and all amendments thereto;

(d)   a copy of any currently effective written Operating Agreement of the Company;

(e)   copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent Fiscal Years; and

(f)   copies of the Company's financial statements (including at least a balance sheet as at the end of each Fiscal Year and an income statement for each Fiscal Year);

Each Member, or its designated representative, will at all reasonable times have access to and may inspect and copy any of such items during normal business hours; provided, however, that such information contained in these or other Company items must remain confidential and not disclosed to any other person without Company's express written consent.

7.4   **Annual Financial Statements.** Within ninety (90) days after the close of each fiscal year, annual financial statements for the Company, including statements of assets and liabilities, income statements, and such other statements as are commonly included in financial statements, or as may be requested by the Members, will be prepared and upon a Member's request, shall be delivered to such requesting Member.

7.5   **Tax Returns.** As soon as possible following the close of each year of the Company during which there are sufficient Members to treat the Company as a partnership, the Member will cause the partnership income tax return for the Company to be prepared. In addition, within ninety (90) days after the end of each such fiscal year, or as soon thereafter as possible, or such later time as the Member may determine, the Company will cause to be delivered to each Person who was a Member and was taxed as a "partner" for federal income tax purposes at any time during such fiscal year a Schedule K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain, loss, and credits for such fiscal year for federal or state income tax purposes.

7.6   **Tax Elections.** In the sole discretion of the Member, the Company may make or not make any and all tax elections deemed appropriate, including, in the event of a transfer of all or part of any Member's Company Interest, the election under Section 754 of the Code to adjust the bases of the assets of the Company.

7.7   **Tax Matters Partner.** Except as otherwise determined by the Member, Gregory D. Miller will act on behalf of the Company as the "tax matters partner" within the meaning of Section 6231 (a)(7) of the Code at all times when it is necessary for a Member of the Company to serve as "tax matters partner".

ARTICLE EIGHT
TRANSFERS OF MEMBERSHIP INTERESTS

8.1   **Transfer.** Members may Transfer of all or any part of their Membership Interests, whether Financial Rights, Governance Rights or both, only in accordance with the provisions of this Article Eight. Except as otherwise expressly provided herein, each Member and Assignee agrees that without the prior written consent of all of the other Voting Members, he, she or it will not Transfer of all or any part of his, her or its Membership Interests, whether Financial Rights, Governance Rights or both, whether voluntarily or involuntarily, without first complying with the requirements of this Article Eight. Any Member or Assignee who breaches any provision of this Agreement, including the provisions of this Article Eight, shall be liable to the Company for

any damages caused thereby. No purported Transfer of a Membership Interest, whether Financial Rights, Governance Rights or both, in violation of this Article Eight shall be valid or effective, and the Company may refuse to recognize any such purported Transfer for any purpose. Similarly, Assignees of Financial Rights or Financial Rights Units may make an Transfer of all or any part of their Financial Rights and/or Financial Rights Units only in accordance with the provisions of this Article Eight. A Transfer of all or any part of a Member's Membership Interests, whether Financial Rights, Governance Rights or both, (or, as the case may be, an Assignee's Financial Rights or Financial Rights Units) shall not dissolve the Company.

8.2 **Transfer Restrictions as to Class A Units**. A Member may only transfer Class A Units if a majority of the Class A Unit holders approve of the transfer. The transfer shall be on such terms as the Class A Unit holders approve by affirmative majority vote.

8.3 **Transfer Restrictions as to Class B, C and D Units**. This Section 8.3 shall govern the transfer of Class B, Class C and Class D Units.

(a) *Triggering Events*. Upon the occurrence of any of Triggering Event (defined in this Section 8.3.(a)), the affected Member or Assignee or his, her or its legal representative(s) as the case may be (each a "Seller"), shall be deemed to have made an offer to sell such Seller's Membership Interests, or, as the case may be Financial Rights, to the Company on the terms and conditions set forth in this Section 8.3. The following events and occurrences shall constitute "Triggering Events":

(1) The proposed voluntary Transfer of all or any part of the Seller's Membership Interest, or, as the case may be Financial Rights. Notwithstanding the foregoing, conversion of Class B Units to Class A Units as provided for in Article Four of this agreement shall not be regarded as a "voluntary Transfer" of all or any part of the Seller's Membership Interest;

(2) The appointment by a court of competent jurisdiction of a receiver, trustee, guardian or assignee for the Seller or his, her or its property, if the appointment is not dismissed within sixty (60) days;

(3) The Seller has become insolvent, made an assignment for the benefit of creditors or voluntarily initiated or had involuntarily initiated against him, her or it any act, process or proceeding under any insolvency, bankruptcy or similar law providing for relief of debtors (provided that the filing of an involuntary petition in bankruptcy against the Seller shall not give the Company's option to purchase all or any part of the Seller's Membership Interest, or, as the case may be Financial Rights, if the petition is dismissed within sixty (60) days of filing);

(4) The institution of an attachment or other proceeding involving all or any part of the Seller's Membership Interests, or, as the case may be Financial

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Rights, if not dismissed within sixty (60) days;

(5)   The voluntary or involuntary dissolution and/or liquidation of the Seller;

(6)   The occurrence of an event that terminates the continued membership of the Seller in the Company, including the events enumerated in Section 322C.0602 the Act;

(7)   The occurrence of any other event which would result in the voluntary or involuntary Transfer of the Seller's Membership Interests, or, as the case may be Financial Rights, by operation of law or otherwise, including without limitation, marital dissolution;

(8)   Death of the Seller.

(b)   *Seller Notice.* Upon the occurrence of a Triggering Event, the Seller shall promptly advise the Company in writing of the occurrence of such Triggering Event, which notice shall include (the "Seller Notice"): (a) the nature of the Triggering Event; (b) the date the Triggering Event occurred; and (c) in the case of the proposed voluntary Transfer under Section 8.3.(a)(1), above, the terms and conditions of the proposed voluntary Transfer including, without limitation, the name of the proposed buyer, the purchase price and terms of purchase, proposed date of closing and any contingencies to the proposed voluntary Transfer.

(c)   *Affected Membership Interests.* Upon the occurrence of an event described in Subsection 8.3(a)(1), only the Membership Interest, or, as the case may be Financial Rights, proposed to be voluntarily transferred, shall be subject to the options to purchase contained in this Section 8.3. Upon the occurrence of an event described in Subsections 8.3(a)(2) through 8.3(a)(8) hereof, all of the Membership Interest, or, as the case may be Financial Rights, then owned by the Seller shall be subject to the options to purchase contained in this Section 8.3.

(d)   *Company Option to Purchase.* Company, by affirmative vote of a majority of the Voting Members, may elect to purchase some or all of the Seller's Membership Interests, or as the case may be, Financial Rights. The Company's right to purchase some or all of the Seller's Membership Interests, or as the case may be, Financial Right is known as the "Company Option". The Seller's Membership Interests, or as the case may be, Financial Rights subject to the Company Option is referred to as the "Option Interest." The Company shall notify the Seller of the Company's election to exercise the Company Option (the "Company Notice"). The Company shall provide such Company Notice to the Seller at Seller's last known address as follows: (a) within thirty (30) days of Company's receipt of the Seller Notice; (b) in the event of the death of the Seller, within the later of (i) thirty (30) days after the appointment of a personal representative of the deceased Seller's estate, and (ii) thirty (30) days of Company's receipt of the Seller Notice; and (d) in the case of marital dissolution, within the later of (i) thirty (30) days of

the Company's actual knowledge of the filing of a marital dissolution proceeding, and (ii) thirty (30) days of Company's receipt of the Seller Notice.

(e)   *Purchase Price.* The "Purchase Price" for any Option Interest, purchased by the Company through the Company Option shall be determined as follows:

   (1)   In the event of a proposed voluntary sale under Section 8.3.(a)(1), above, the Purchase Price for the Option Interest shall equal, at the Company's election and discretion, (i) the proposed purchase price of the proposed voluntary sale as set forth in the Seller Notice; or (ii) the book value of the Capital Account associated with such Option Interest as determined by the Company's accountants through application of generally accepted accounting principles, consistently applied, which determination shall be conclusive, final and binding on all parties, absent fraud or manifest error, subject to adjustment under Section 8.3.(e)(3), below. Notwithstanding the foregoing, in the event the proposed voluntary sale giving rise to the Company Option occurred within three (3) years of the Seller's acquisition of the Membership Interest, or as the case may be, Financial Rights, subject to the Company Option the Purchase Price for the Option Interest shall be equal to such book value multiplied by seventy percent (70%).

   (2)   For Triggering Events under Section 8.3.(a)(2), (3), (4), (5), (6), (7) or (8) above, the Purchase Price for the Option Interest shall equal the book value of the Capital Account associated with such Option Interest, as determined by the Company's accountants through application of generally accepted accounting principles, consistently applied, which determination shall be conclusive, final and binding on all parties, absent fraud or manifest error. Notwithstanding the forgoing, upon the occurrence of a Triggering Event giving to the Company Option under Section 8.3.(a)(2), (3), (4), (5), (6) or (7), above, the Purchase Price for such Redemption shall be equal to such book value multiplied by seventy percent (70%).

(f)   *Closing; Payment of Purchase Price.* Upon the Company's election to exercise the Company Option, closing on the Company's purchase of the Option Interest shall be held at the office of the Company, or such other location determined by the Company, no later of thirty (30) days after the date on which the Company provided Seller with the Company Notice. At the closing, the Seller shall execute all commercially reasonable documents and instruments requested by the Company for the purpose of confirming or evidencing the transfer of the Option Interest. The Company shall pay the purchase price in the following manner:

   (1)   The Company shall offset against the purchase price any amount due it from the Seller, including the amount of any damages suffered by the Company as a result of any breach of this Agreement by the Seller.

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(2)   In the event at least ten (10%) percent of the total purchase price is not paid in accordance with the preceding Section 8.3.(f)(1), then the Company shall pay cash in an amount sufficient to bring the amounts paid by the Company, including offsets under Section 8.3.,(f)(1), up to ten (10%) percent of the total purchase price.

(3)   The remaining balance of the Purchase Price, if any, shall be evidenced by a promissory note, issued by the Company payable to Seller in the form and substance of the attached Exhibit D (the "Promissory Note"). The Promissory Note's unpaid principal balance shall bear interest at the rate of three (3%) percent per annum, and accrued interest and principal thereon shall be payable in ten (10) equal semiannual installments, amortized over five (5) years, with the first payment commencing six (6) months after the closing date and continuing every six (6) months thereafter until paid in full. Said Promissory Note shall provide for prepayment without penalty. There shall be no additional security extended by the Company.

(g)   *Assignees.* Except as otherwise provided herein, in the event that the Company does not purchase the Seller's entire Option Interest pursuant to this Section 8.3, the Seller may Transfer of all (but not less than all) of the Option Interest not purchased by the Company and the Company shall recognize the Assignee as the holder of such Option Interest if and only if:

(1)   the Seller and Assignee execute, acknowledge and deliver to the Company instruments of assignment and such other commercially reasonable documents requested by the Company all in form and substance satisfactory to the legal counsel for the Company;

(2)   the Seller provides the Company, at the Seller's expense, with an opinion of counsel, satisfactory in form and substance to legal counsel for the Company, to the effect that such Transfer will not result in the termination of the Company within the meaning of Section 708(b) of the Internal Revenue Code or in a change in its tax status as a partnership under the Internal Revenue Code or other applicable law;

(3)   the Seller and/or the Assignee pay(s) the Company a transfer fee in an amount sufficient to cover all reasonable expenses incurred by the Company in connection with such Transfer, including, but not limited to, attorneys' fees and other legal expenses; and

(4)   the Seller provides the Company with such commercially reasonable assurances the Company requests, including, at the Seller's expense, an opinion of counsel satisfactory in form and substance to legal counsel for the Company to the effect that such Transfer complies with any applicable state and federal securities laws and regulations.

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(h) *Effective Date of Transfer.* A Transfer of an Option Interest shall become effective as to and become binding on the Company upon compliance with the requirements of Section 8.3.(g) hereof and only after the Assignee's name, address and the nature and extent of the Transfer have been reflected in the required records of the Company.

(i) *Effect of Transfer of Membership Interest.* If a Transfer of an Option Interest has become effective as provided in Section 8.3.(h) hereof, the Assignee shall have Financial Rights only. However, the Assignee shall not become a Member and shall have no Governance Rights or other rights by virtue of such Transfer unless substituted as a Member pursuant to Section 8.3.(j) hereof. Notwithstanding any provision of this Agreement to the contrary, the Company shall be entitled to treat the Seller as the absolute owner of the Option Interest and shall incur no liability by reason of distributions of cash or other property made in good faith to such assignor prior to the effective date of the Transfer under Section 8.3.(i), above.

(j) *Substitution of Members.* An Assignee shall have the right to be substituted as a Member if and only if:

(1) he, she or it delivers to the Company a written notice, executed and acknowledged by him, her or it and by his, her or its Seller, requesting that he, she or it be substituted as a Member;

(2) the Company consents in writing to such substitution, which consent may be granted or withheld in the Company's sole discretion;

(3) the Assignee executes acknowledges and delivers to the Company an instrument in form and substance satisfactory to the Company accepting and adopting the terms, provisions, appointments and agreements set forth in this Agreement;

(4) the instruments, assurances and opinions referred to in Sections 8.3.(g)(2) and (4) are furnished to the Company; and

(5) the Seller and/or the Assignee pay(s) the fee identified in Section 8.3.(g)(3), above.

A person substituted as a Member shall have all the rights of a Member.

(k) *Other Limitations.* In addition to the terms, conditions and restrictions set forth in this Section 8.3, during the one (1) year period beginning when the Company issues the Class B Units or Class C Units, a Member or Assignee as the case may be, may not transfer Class B Units or Class C Units, unless, as provided by 17 C.F.R. § 227.501, such Units are transferred:

(1)   to the Company;

(2)   to an accredited investor, as defined in 17 C.F.R. § 230.506;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or,

(4)   to a member of the family of the Member or Assignee or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the Member or Assignee or the equivalent, or in connection with the death or divorce of the Member or Assignee or other similar circumstance.

ARTICLE NINE
DISSOLUTION; CONTINUATION

9.1   **Dissolution Events.** The Company will continue until the occurrence of any of the following events (each a "Dissolution Event"):

(a)   The sale or other disposition of all or substantially all of the Company's assets;

(b)   The death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member, but in each case only if there is no other Member of the Company remaining after such termination of membership and no new Member is admitted within 90 days after the termination of the last or sole Member of the Company;

(c)   The agreement of at least seventy-five percent (75%) of the Voting Members to dissolve and terminate the Company; or,

(d)   The decree of a court of competent jurisdiction permitted under Section 322C.0701 of the Act.

9.2   **Dissolution and Liquidation Procedure.** Except as otherwise provided by the Act, upon the occurrence of a Dissolution Event, no further business will be done in the name of or on behalf of the Company except insofar as may be necessary to wind up the business of the Company and distribute its assets to the Members, the Assignees or their successors in interest, and the Company will execute and file a notice of dissolution as required by the Act. Upon dissolution and termination of the Company, except as otherwise provided in any valid business continuation agreement and by applicable law, the Company's assets will be applied in the following order:

(a)   To the payment of the debts and obligations of the Company, including, to the extent permitted by law, obligations to Members and Assignees who are creditors, if any, in the order prescribed by law;

(b)   Next, to the setting up of any reserves deemed reasonably necessary by the Voting Members for any contingent or unforeseen liabilities or obligations of the Company;

(c)   Next, to the Members and Assignees who are creditors, if any, for any debts and liabilities not permitted to be paid under Section 9.2(a) above; and

(d)   Next, to the Members and Assignees in proportion to each Member and Assignee's Percentage Interest.

For purpose of determining the rights of a Member, or, as the case may be, Assignee, to distributions in dissolution, in the event of a distribution of property in kind, such property will be assumed to have been sold at its fair market value, with any gain or loss allocated to the Members, and, as the case may be, Assignees, in accordance with Article Four above. If a Member, or as the case may be, Assignee, is indebted to the Company, the Company will, if possible, offset such indebtedness to satisfy its obligations to said indebted Member/Assignee rather than distribute a portion of said indebtedness to the other Members, and, as the case may be, Assignees.

ARTICLE TEN
AMENDMENTS

This Agreement may be amended by a majority of the Voting Members. Notwithstanding anything to the contrary herein, any amendment that would have any of the following effects must be consented to in writing by a majority of Members: (a) to change the allocations of profits and losses of the Company, (b) an amendment to the provisions of Article 8.3, and (c) any change that may materially and adversely affect the ability of the Company to be taxed as a partnership for federal income tax purposes.

ARTICLE ELEVEN
MISCELLANEOUS

11.1   **Other Business Ventures.** Any Member, or as the case may be, Assignees, may engage in or possess an interest in other business ventures of every nature and description, whether or not competitive with the business of the Company, independently or with others; and neither the Company nor the Members, or as the case may be, Assignees, will have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom. No Member will have any obligation to bring any business opportunity to the Company or to any other Member.

11.2   **No Creation of Employment or Other Rights.** Each of the Members represents that, although he or she may from time to time be an employee or be retained in some other capacity to perform services for the company, or may serve as an Officer or Member of the Company, such Member is holding the Units as investment and without any expectation under Section 322C.0408 of the Act or otherwise that the ownership of Units will entitle the Member

to any rights as an employee, service provider, contractor, Officer or Member of the Company that would not exist if he or she was not a Member. Each Member further agrees that no change in his or her expectations concerning employment or retention to perform services in another capacity or participation as an Officer or Member will have a reasonable basis unless set forth in a written agreement expressly giving such Member additional rights as to these matters. Each Member confirms that the Member has carefully reviewed this Agreement, has been advised by or has had the opportunity to be advised by independent legal counsel to the Member, and understands this Agreement.

11.3 **Governing Law.** Notwithstanding the fact that the Company may conduct business in states other than Minnesota, and notwithstanding the fact that some or all of the Unitholders may be residents of states other than Minnesota, this Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Minnesota.

11.4 **Articles of Organization**. The Articles of Organization are incorporated by reference and hereby made a part of this Agreement. If there is any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement will govern to the extent not contrary to law.

11.5 **Exhibits; Schedules**. The exhibits and schedules attached to this Agreement are incorporated by reference and hereby made a part of this Agreement.

11.6 **Binding Effect**. This Agreement will be binding upon and inure to the benefit of the Members and Assignees, and their respective heirs, executors, administrators, personal representatives, successors and assigns.

11.7 **Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

11.8 **Counterparts**. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one (1) copy hereof signed by the party to be charged.

11.9 **Additional Documents and Acts**. Each Member and Assignee agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms,

provisions, and conditions of this Agreement and the transactions contemplated hereby.

11.10 **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other Person will have any rights, interest, or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

11.11 **Notices**. Any notice to be given or to be served by a Member or Assignee upon the Company in connection with this Agreement must be in writing and will be deemed to have been given when delivered personally or mailed to the Company at its registered office or its principal executive office or to the Company's President. Notice to a Member or Assignee will be deemed to have been given when (i) delivered personally to the Member or Assignee or (ii) deposited in the United States mail, postage prepaid and addressed to a Member or Assignee at the address most recently in the Company's records. At any time, by giving five (5) days' prior written notice to the Company, a Member or Assignee may designate another address in substitution of the foregoing address as the address to which notice is to be given.

11.12 **Headings and Titles**. Article and Section headings and titles are for descriptive purposes and convenience of reference only and will not control or alter the meaning of this Agreement as set forth in the text.

11.13 **Entire Agreement**. This Agreement is the final integration of the agreement of the parties with respect to the matters covered by it and supersedes any prior understanding or agreement, oral or written, with respect thereto.

11.14 **Gender, Etc**. Except where the context requires otherwise, the use of terminology of any of the masculine, feminine, or neuter genders will include all such genders, and the use of the singular number will include the plural and vice versa.

11.15 **Conflict with Other Agreements**. In the event that a Member or Assignee and such Member or Assignee's Units are subject to an agreement between a Member and the Company that places greater restrictions on such Member or Assignee, such Member or Assignee's activities, or the transfer of such Member or Assignee's Units or gives the Company greater rights with respect to such Member or Assignee's Units (a "More Restrictive Agreement"), to the extent of any conflict between this Agreement and such More Restrictive Agreement, the provision of the More Restrictive Agreement will control.

11.16 **Duties**. The Member, Officers, and Members shall not be required to exercise any particular standard of care, nor shall they owe any fiduciary duties to the Company or the other Members to the extent such duties may be eliminated or restricted by law. Such excluded duties, include, by way of example, without limitation, any duty of care (except with respect to intentional misconduct or a knowing violation of law), duty of loyalty, duty to exercise proper business judgment, duty to make business opportunities when available to the Company, and any other duty that is typically imposed upon corporate officers and directors, general partners or trustees. If any of these duties cannot be eliminated, they shall be restricted as much as permissible under the law. The Member shall not be held personally liable for any harm to the

Company or the other Members resulting from any acts or omissions attributed to him or her. Such acts or omissions may include, but are not limited to, any act of negligence, gross negligence, or recklessness. Any duty of good faith and fair dealing shall be met so long as the Member or Manager subject to the duty, exercises his, her, or its discretion in a manner that he, she, or it, believed to be reasonable at the time.

EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT, AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS AGREEMENT IS NOT MANIFESTLY UNREASONABLE.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

MEMBER:



Gregory D. Miller

COMPANY:

THE GREG MILLER PROJECT, LLC



Gregory D. Miller, President

EXHIBIT A

"Act" means the Minnesota Revised Uniform Limited Liability Company Act (presently Minnesota Statutes Chapter 322C), as amended from time-to-time.

"Additional Member" means a Person who is admitted as a Member and issued a new Membership Interest in exchange for a new Capital Contribution to the Company.

"Advisory Commissioners" shall mean members appointed to serve on an Advisory Committee.

"Advisory Committee" shall mean an advisory committee established by the Voting Members pursuant to Section 3.7.

"Aggregate Distribution Amount" shall have the meaning set forth in Section 6.3 of the Agreement.

"Agreement" means this Operating Agreement, and all amendments, Exhibits, schedules and modifications hereto.

"Articles of Organization" means the Articles of Organization of the Company, originally filed with the Minnesota Secretary of State on November 17, 2017, and as the same may be amended from time to time.

"Assignee" means a transferee of a Membership Interest who has not been admitted as a Substitute Member.

"Capital Account" means the account of a Unitholder established and maintained in accordance with the provisions of Section 5.2 of the Agreement.

"Capital Contribution" means the total amount of cash and/or the agreed upon fair market value of property (net of liabilities to which the property is subject or which are assumed by the Company) that is contributed to the Company by any Member or all of the Members in the aggregate (including contributions by predecessor Members in the event of any Transfer).

"Class D Percentage Interest" means the percentage of the total outstanding Class D Units a Member (or Assignee as the case may be) owns.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference to specific sections of the Code will be to the Section as it now exists and to any successor provision.

"Company" means The Greg Miller Project, LLC, a Minnesota limited liability company.

"Company Notice" shall have the meaning set forth in Section 8.3.(d) of the Agreement.

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"Company Option" shall have the meaning set forth in Section 8.3.(d) of the Agreement.

"Discretionary Distribution" and "Discretionary Distributions" shall have the meanings set forth in Section 6.3.(b) of the Agreement.

"Dissolution Event" shall have the meanings set forth in Section 9.1. of the Agreement.

"Financial Rights" means the Member's right to share in the income, gain, receipt, loss, deduction, credit, and distribution as provided for in this Agreement, and any right to assign such rights as more fully set forth in this Agreement.

"Financial Rights Units" means the numerical representation of a Member's Financial Rights.

"Fiscal Year" shall have the meaning set forth in Section 7.2 of the Agreement.

"Governance Rights" means a Voting Member's right to vote with respect to the management of the Company.

"Governance Rights Units" means the numerical representation of a Member's Governance Rights.

"Initial Distributions" means the distributions provided for in Section 6.3.(a) of the Agreement.

"Member" means a member of the Company as named herein and any Additional Member or Substitute Member admitted pursuant to this Agreement.

"Membership Interest" or "Membership Interests" mean the interests and rights a Member has in the Company by virtue of being a Member hereof, all as provided in the Articles, this Agreement and the Act. In the case of Class A Units, Membership Interest shall include (a) Governance Rights and (b) the Financial Rights. In the case of Class B Units, Class C Units and Class D Units, Membership Interest shall include only Financial Rights.

"More Restrictive Agreement" has the meaning set forth in Section 12.14.

"Non-Preferred Distributions" means the distributions provided for in Section 6.3.(b)(2) of the Agreement.

"Officer" means any officer of the Company elected or appointed pursuant to Section 3.2.

"Percentage Interest" means the proportion of the Company's Financial Rights Units (regardless of class) owned by a Member, expressed as a percentage, and shall be determined by dividing the number of Financial Rights Units held by such Member by the total number of Financial Rights Units (regardless of class) held by all of the Members at the time of the determination. The Percentage Interests of each Member will be set forth on Exhibit B, as

adjusted from time to time as required or permitted by the provisions of this Agreement.

"Person" means any natural person and any corporation, limited liability company, partnership, trust, association, or other legal entity.

"Preferred Distribution" or "Preferred Distributions" means the distribution(s) provided for in Section 6.3.(b)(1) of the Agreement.

"Promissory Note" shall have the meaning and be determined as set forth in Section 8.3.(f)(3) of the Agreement.

"Purchase Price" shall have the meaning and be determined as set forth in Section 8.3.(e) of the Agreement.

"Remaining Distribution Amount" means the remaining amount for distribution after the Initial Distributions as defined above.

"Option Interest" shall have the meaning set forth in Section 8.3.(d) of the Agreement.

"Seller" shall have the meaning set forth in Section 8.3.(a) of the Agreement.

"Seller Notice" shall have the meaning set forth in Section 8.3.(c) of the Agreement.

"Substitute Member" means an Assignee who has been admitted to the Company with all of the rights of membership in the Company pursuant to Section 8.3.(j) of the Agreement.

"Tax Distribution" and "Tax Distributions" shall have the meanings set forth in Section 6.3.(a) of the Agreement.

"Transfer" with respect to any Membership Interest, Financial Rights, Financial Rights Units, Governance Rights, or Governance Rights Units, (a) when used as a noun, means any sale, assignment, trade, transfer, bequest, encumbrance, pledge, hypothecation, gift or any other disposition, whether voluntary or involuntary, of all or any portion of a Membership Interest, Financial Rights, Financial Rights Units, Governance Rights, or Governance Rights Units, and (b) when used as a verb, means to sell, to assign, to trade, to transfer, to bequeath, to encumber, to pledge, to hypothecate, to give or in any other way to dispose of, whether voluntarily or involuntarily, all or any portion of a Membership Interest, Financial Rights, Financial Rights Units, Governance Rights, or Governance Rights Units.

"Triggering Event" shall have the meaning set forth in Section 8.3.(a) of the Agreement.

"Unit" or "Membership Unit" means the numerical representation of a Membership Interest. Units shall be separated between Class A Units, Class B Units, Class C Units and Class D Units, as more fully set forth in Section 4.1 of the Agreement.

"Voting Member(s)" means a Member or, as the case may be, Members, who holds

Governance Rights/Governance Rights Units and is entitled to vote in the management of the Company.

EXHIBIT B
Exhibit of Membership Interest as of July 20, 2018

Member Name and Address	Capital Contributions	Number of Class A Units	Voting Rights Percentage	Financial Rights Percentage
Gregory D. Miller 5289 Country Creek Court SE Rochester, MN 55902	Services rendered and to be rendered.	500,000	100%	100%
TOTAL		500,000		

EXHIBIT C

SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number _____   _____ Class ____ Units

THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____, a _____ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of ____ Class ___ Units, which are only composed of _____ (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _____, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated _____, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement and Subscription Agreement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: _____, 2018   THE GREG MILLER PROJECT, LLC

                                             _____
                                             Gregory D. Miller, President

EXHIBIT D

PROMISSORY NOTE

$_____   Date

      FOR VALUE RECEIVED, the undersigned, THE GREG MILLER PROJECT, a Minnesota limited liability company ("Borrower"), hereby promises to pay, to the order of _____, a _____ resident (herein sometimes called "Payee" and together with their successors and assigns, including each and every from time to time owner and holder of this Note, called "Holder"), the principal sum of _____ and ___/100 Dollars ($_____), together with interest upon the balance of principal remaining from time to time unpaid at a rate of three percent (3%) per annum, which interest shall begin accruing on _____. Principal and interest hereunder shall be paid in ten (10) equal semi-annual installments with the first payment due on _____ and subsequent payments due every six (6) months thereafter until _____, at which time any accrued interest and unpaid principal shall be payable in full. The amount of each monthly installment, inclusive of principal and interest, is _____ and ___/100 Dollars ($_____). The aforedescribed installments are to be applied first to accrued interest and the remainder thereof to said principal sum.

      Payments upon the Note shall be made in lawful money of the United States at such place as the Holder of this Note may, from time to time in writing appoint, provided that in the absence of such appointment, all payments hereon shall be made to _____.

      The privilege is reserved to prepay the principal amount hereof in part on any specified payment date and in full, at any time without penalty. Any such prepayment shall be applied first to accrued interest and then to principal then outstanding.

      As to this Note, the undersigned waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note.

      This Note is to be governed by and construed according to the laws of the State of Minnesota.

      IN WITNESS WHEREOF, the undersigned has caused this instrument to be duly executed all on and as of the day and year first above set forth.

THE GREG MILLER PROJECT, LLC

By:_____

Its:_____

SCHEDULE 3.2

OFFICERS

President. Unless provided otherwise by a resolution adopted by the Voting Members, the President will: (i) have general active management of the day-to-day business of the Company; (ii) preside at meetings of the Voting Members (if any); (iii) see that all orders and resolutions of the Voting Members are carried into effect; (iv) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by this Agreement or the Voting Members to some other officer or agent of the Company; (v) maintain records of and certify proceedings of the Company; and (vi) perform such other duties as may from time to time be prescribed by the Voting Members.

Treasurer. Unless provided otherwise by a resolution adopted by the Voting Members, the Treasurer will: (i) keep accurate financial records for the Company; (ii) deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Members may designate from time to time; (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Voting Members, making proper vouchers therefore; (iv) disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Voting Members; (v) render to the Members, whenever requested, an account of all such officer's transactions as Treasurer and of the financial condition of the Company; and (vi) perform such other duties as may be prescribed by the Voting Members or the President from time to time.

Vice Presidents. The Vice President, if any, or Vice Presidents in case there be more than one, will have such powers and perform such duties as the President or the Voting Members may prescribe from time to time. In the absence of the President or in the event of the President's death, inability, or refusal to act, the Vice President, or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Voting Members, or, in the absence of any designation, in the order of their seniority, will perform the duties of the President, and, when so acting, will have all the powers of and be subject to all of the restrictions upon the President.

Secretary. The Secretary will attend all meetings of the Voting Members (if any) and will maintain records of, and whenever necessary, certify all proceedings of the Voting Members. The Secretary will: (i) keep the required records of the Company, when so directed by the Voting Members or other person or persons authorized to call such meetings; (ii) give or cause to be given notice of meetings of the Voting Members (if any); and (c) perform such other duties and have such other powers as the President or the Voting Members may prescribe from time to time.

Exhibit B



**Theatre Performance, Production and Education Venue
with Dining and Beverage Options**

Business Plan
6/30/2018

**The Greg Miller Project LLC
Rochester MN**

Greg Miller

FOUNDER and OWNER

Greg grew up in nearby Mantorville, Minnesota and for 27 years has resided in Rochester where he and his wife Dawn have raised their six children.

He has made his living as a theater professional for a quarter century at the Rochester Civic Theatre as its Artistic Director where he directed over 116 mainstage productions. He knows the community and has strong ties with the network of area artists and volunteer work force.

Phone 507-282-9669

gregmillerproject@gmail.com

Table of Contents

1. Executive Summary

The Greg Miller Project is a theatrical performance and education organization that brings patrons live entertainment accompanied by affordable food and beverage choices. We intend to open a two hundred seat facility complete with electric kitchen and full bar service at 3820 North Broadway Avenue, Rochester, MN 55906.

Initial revenues will come from its eight Mainstage shows (regularly scheduled full season of musicals and stage plays of one hundred performances) and up to over thirty individual special event nights throughout the year (one shot stand up, music, improv comedy, dance shows, etc.) Additional income will made through our educational offerings in acting, improv, dance and music (a possible three hundred and sixty or more class periods in the season). We are also looking into the possibility of running classic and cult favorite films on a limited basis.

The opportunity we see in Rochester is to capitalize on Mr. Miller's experience and respected name in the Arts community, utilize the cadre of hundreds of artists and volunteers at his disposal, and bring a unique theatrical entertainment venue to the expanding and developing Rochester region.

Our goal is to offer quality theatrical performances at an affordable price. We'll do this by hiring talented and experienced artists to lead and create each production. Augment that with talented and experienced volunteer performers, great food, drink and ambiance and you have a terrific evening out; an evening that you can afford to have once or more a month.

The food and beverage component is a unique addition to what is currently available to Rochester theatergoers. The Greg Miller Project will offer a limited menu of appetizer and desert style foods for patrons along with a full bar. If you've come right from work and want a tasty hot sandwich and a beer before or during the show we've got you covered. Perhaps you've come from one of our community's fine restaurants and decided to hold off on dessert? You can order it before the show and we'll bring that decadent chocolate cake to your seat at intermission.

The bulk of our clientele are 40s plus college grads, white collar workers and retired folk and they form our loyal mainstage membership base. With the resurgence of popularity in modern Broadway musicals and in live arts, the demographic is broadening. With crossover appeal mainstage titles, theatrical event nights, reduced membership ticket prices and student rush ticket sales, we can serve all age and economic groups.

It is the company dream to be a thriving, for profit arts employer that brings excellent live theatrical productions to the Rochester area by employing area artists (working toward paying all who contribute to the art), collaborating and responding to its audiences' needs, and training and encouraging the community's next generation of artists.

2. Business Objectives and Milestones

- Achieve financial projections as provided for in Financing Scenario 1 and 2 attached hereto as Exhibit A and Exhibit B, respectively.
- Achieve and maintain high attendance and customer satisfaction numbers.
- Grow education programming and income each season.

1

- Our key milestones are as follows:
  ◦ Major renovations completed by November 30, 2018;
  ◦ Finish work and installations completed by December 15, 2018;
  ◦ Open for business December 30, 2018; and,
  ◦ First main stage production in January 2018.

3. Start-up Summary

Investor funds will be used toward lease of the property, remodel and equipment costs and first year working capital including royalties and production costs. Please see Exhibit A and B to this Business Plan and the Form C Offering Statement for further details.

Legal Form

The Greg Miller Project is formed as a Minnesota limited liability company.

Mission Statement

The mission of The Greg Miller Project is to produce, perform, and promote live theater which entertains and educates audiences, and enhances the quality of life in the Greater Rochester Area by employing, engaging and developing the talent of community artists, craftspersons and dedicated supporters of theater arts.

Keys to Success

Location: easy to find and free and easy parking.
Quality!   Make it more than worth the money.
Know your audience. Always ask if they will value what you offer.

4. Description of Business

City Location

Rochester is located in the Southeast portion of Minnesota.

Theatre Location

The Greg Miller Project plans to lease an existing industrial building at 35555 and 9th Street NW, Rochester. It is just off West Circle Drive which encompasses the entire city and just south of Hwy 14 which bisects Rochester west to east, providing easy access. The plans have free patron parking, 200 seat venue, full lobby, kitchen, bar and classroom.

Economy

Rochester has a growing population of 114,000 with a transient population of about 2 million. With those numbers and projected growth and the Destination Medical Center downtown development initiative taking place, the area will be in need of more entertainment offerings and (from our volunteers' standpoint) more opportunities to participate in the arts.

The cities major employers are the Mayo Clinic Medical System and IBM and the city draws audiences from western Wisconsin and northern Iowa as well as all of Southern Mn. As the Twin Cities are considered too far to drive for many Rochester is a southern hub for arts and entertainment activity.

Theatre Space

The theater will house two hundred movie theater style seats with cup holders for patrons' beverages or removable tray for their food. The stage itself will be a 28' wide proscenium with enough depth and wing space to handle shifting scenery and complete orchestras. There will be a control booth for technical operations, full theatrical lighting grid and space for follow spot operators. We will have ample room for crafting scenery and separate costume shop space for those designers to work from. Our lobby will have enough room to entertain our guests before a show and during intermission with seating for conversations or enjoying something from our kitchen or bar. We will have a large classroom apart from the stage so classes can occur even when a show is on. There will be dressing rooms and restroom facilities for performers as well as those for our patrons.

Hours of Operation

Box office will be open 11am-5pm M-F and 1hr before each performance which is roughly 134 performances a year plus over 100 classes running M-F afternoons and evenings and Saturday mornings.

5. Performances

Plays and Musicals

We will have eight mainstage productions running Thursday through Sunday, three to five weeks long. At least three of those will be fully staged musicals with live orchestras of five to twenty pieces. We will offer everything from classics to newly released, sought after titles. There will be family friendly productions and those for more grown up tastes, all chosen with the goal of providing the audience with a rewarding and entertaining theatrical experience.

Events

Our theatrical event calendar will be a delightful mix of offerings such as:

- Improvisational comedy.
- Old style live radio theater productions
- Cabaret style, variety shows.
- Productions for youth audiences.
- Stand up comedy
- Unique musical entertainers.
- Engaging dance troupe performances.

We are in talks with various local groups and organizations as well as Stevie Ray's Comedy Company in Minneapolis about their interests in participating in this series.

6. Food and Beverage Service

Bar

Audience members who enjoy sharing drinks with a few friends before a show can come early and order anything from our full bar, soft drinks, beer, wine, mixed cocktails all served by a professional bartender. Enjoy in the lobby and take it in the theater with you, or order it and have one of our servers bring it to your seat.

Food

Our limited menu options for patrons will be a mix of favorites and some house specialties. You may be in the mood for a panini or personal pizza, or maybe something lighter like a veggie plate, or perhaps it's time to celebrate with a rich wedge of cake or old fashioned strawberry milkshake. As with our beverage menu, you can enjoy it in the lobby while you wait or have us bring it on a tray to your seat. It's all about enjoying a shared experience with a big room full of friends.

7. Education

Classes

We think it is important to to perpetuate the art of live theater by passing on the knowledge, experience, skills and love of the art form, not just through performance, but also through a more formal educative process. This is why we offer classes in acting, dance, music, and appreciation for all age groups. The skilled theater veteran of today was once an inexperienced novice. For the youth, it's an introduction to the arts which they may not experience elsewhere due to arts cuts in schools. For mature novices, it's opening a door to a rewarding pastime and new human connections, and for those looking to further their theatrical talents it is a way to continue growing toward their goals in the performance field. With nearly 200 class periods available to us each season, we can provide a much needed outlet for the aforementioned groups.

8. Marketing

Competition

Like all entertainment, we will be competing with stay at home entertainment, going out to a bar, a movie, maybe a concert or one of the few other live theaters. Certainly, our loyal audience members that comprised the 240 average attendance for the last five years will return and we can build on that with the new people coming to town to work in our expanding city.

Advertising

We will publicize our work by maintaining enough of a presence in traditional marketing avenues (TV and newsprint) so as to not leave our older patrons in the dark, but will also explore new avenues such as social and online media. Theater can be a bridge gap, transformative art form for all social, economic, racial, gender and age groups.

Pricing

Our tickets will be $30 for a stage production and approximately $20 for an event. Food and beverage

prices will be on par with area restaurants. Our pricing is competitive with local markets and by striving for quality in the audience's entire experience, I don't doubt they will be getting more than their money's worth.

9. Financial Projections

Please see Exhibit A and Exhibit B.

10. Resume
Artistic Director Rochester Civic Theatre
July 1991-June 2017

Greg Miller directed 116 mainstage productions for The Civic and has directed even more at other theaters in the region and beyond. As a theater professional Mr. Miller has:

- Directed 5+ productions each year.
- Performed in many productions.
- Written scripts (he is a published playwright).
- Designed and built scenery
- Designed costumes
- Created masks, puppets, props.
- Taught all ages performance, makeup, and stage craft classes.
- Created production budgets.
- Hired artistic staff for each production and oversaw their work.
- Coordinated and directed hundreds of volunteer artists, craftspeople, each year.
- Acted as Interim Executive Director five different occasions for months each time.
- Gave guided tours, service group talks and radio and television interviews for promoting productions.
- Worked with boards of directors in guiding the governance of the organization.
- Created graphics for use in advertising.
- Written and produced ad material for print, radio and television.

For the past twenty-five years, Mr. Miller worked as the Artistic Director for another local theater with similar production costs, programming and scheduling. In the last five years, attendance revenue grew from $217,000 to $380,000+.

Averaging the last five years' attendance tells us that overall we can expect 3,000+ patrons to attend a typical production, 3,300+ for musicals and 1,800+ for non-musicals (keeping in mind this was for a larger three hundred seat house whereas The GMP will have a two hundred seat house). An average non-musical run will seat a maximum of 2,200.

Over the past five seasons Mr. Miller's productions have averaged an 82% attendance of a 300 seat house with each of the six shows running four times a week for three to four weeks. His final year at RCT netted an all time theatre high of $385,362 in ticket sales alone. Five years previous, that net was $217,901.

Mr. Miller was awarded the Mayor's Medal of Honor for Excellence in Arts and Culture in 2015, the Greater Rochester Arts and Cultural Trust Award for Outstanding Artist in 2016, and the theater for which he was Artistic Director won the Trust's first People's Choice Award for Favorite Arts Organization in 2013. Miller has performed or worked with The Rochester Civic Theater, Mantorville Theater Company, Stewartville Community Theater, Rochester Repertory Theater, Pine Island Area People for the Arts, and many others.

Previous to 1991, Miller worked several years as a creative services writer for the local NBC affiliate where he wrote and produced advertising and promotional material.

Exhibit A

Greg Miller Project LLC
Financial Model
Financing Scenario 1 - All Equity

Balance Sheet	Day 1 - Initial Cash Financing	Day 2 - Asset Purchases	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Cash	461,000	85,000	44,342	146,719	276,960	408,002	513,516	605,652	749,375	891,914	1,017,153	1,150,006	1,279,988
Accounts Receivable			-	-	-	-	-	-	-	-	-	-	-
Inventory			-	-	-	-	-	-	-	-	-	-	-
Prepaid Expenses			-	-	-	-	-	-	-	-	-	-	-
Building & Equipment		365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000
Accumulated Depreciation		-	(13,500)	(67,500)	(121,500)	(175,500)	(229,500)	(274,750)	(293,750)	(312,750)	(331,750)	(350,750)	(365,000)
Total Assets	**461,000**	**450,000**	**395,842**	**444,219**	**520,460**	**597,502**	**649,016**	**695,902**	**820,625**	**944,164**	**1,050,403**	**1,164,256**	**1,279,988**
Accounts Payable			-	-	-	-	-	-	-	-	-	-	-
Other Accruals			-	-	-	-	-	-	-	-	-	-	-
Prepaid ticket sales			-	-	-	-	-	-	-	-	-	-	-
Total Liabilities			-	-	-	-	-	-	-	-	-	-	-
Owner's Equity	461,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000
APIC			-	-	-	-	-	-	-	-	-	-	-
Retained Earnings			(54,158)	85,210	266,167	448,320	592,370	729,514	982,831	1,234,383	1,460,112	1,697,207	1,937,105
Dividends			-	(90,991)	(195,707)	(300,818)	(393,354)	(483,612)	(612,206)	(740,218)	(859,709)	(982,950)	(1,107,117)
Total Equity			412,842	461,219	537,460	614,502	666,016	712,902	837,625	961,164	1,067,403	1,181,256	1,296,988
Total Liab & Equity	***461,000***	***467,000***	***412,842***	***461,219***	***537,460***	***614,502***	***666,016***	***712,902***	***837,625***	***961,164***	***1,067,403***	***1,181,256***	***1,296,988***

Income Statement	Day 1	Day 2	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Ticket Sales - Plays			140,000	560,000	560,000	560,000	560,000	560,000	647,500	647,500	647,500	647,500	647,500
Ticket Sales - Other Events			28,050	112,200	112,200	112,200	112,200	112,200	137,700	137,700	137,700	137,700	137,700
Class Room Sessions			3,938	15,750	29,250	45,000	45,000	45,000	45,000	45,000	45,000	60,750	60,750
Food Sales			45,200	180,800	180,800	180,800	180,800	180,800	203,400	203,400	203,400	203,400	203,400
Liquor Sales			36,725	146,900	146,900	146,900	146,900	146,900	169,500	169,500	169,500	169,500	169,500
Gross Revenues			**253,913**	**1,015,650**	**1,029,150**	**1,044,900**	**1,044,900**	**1,044,900**	**1,203,100**	**1,203,100**	**1,203,100**	**1,218,850**	**1,218,850**
Cost of Goods Sold - Food			22,600	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400
Cost of Goods Sold - Liquor			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200
Cost of Goods Sold - Ticket Sale Fees			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200
Cost of Goods Sold - Ticket Discounts			-	-	-	-	-	-	-	-	-	-	-
Cost of Goods Sold - Talent			12,750	51,000	51,000	51,000	51,000	51,000	63,750	63,750	63,750	63,750	63,750
Total Cost of Goods Sold			**57,950**	**231,800**	**231,800**	**231,800**	**231,800**	**231,800**	**244,550**	**244,550**	**244,550**	**244,550**	**244,550**
Greg Miller - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000
Marketing Director - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000
Scenic Designer			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000
Other Play Staff			25,480	101,920	101,920	101,920	101,920	101,920	107,016	107,016	107,016	107,016	107,016
Food/Beverage Staff			15,075	60,300	60,300	60,300	60,300	60,300	63,315	63,315	63,315	63,315	63,315
Classroom Staff			2,250	9,000	9,000	9,000	9,000	9,000	9,450	9,450	9,450	9,450	9,450
Total Wages			**72,805**	**291,220**	**291,220**	**291,220**	**291,220**	**291,220**	**305,781**	**305,781**	**305,781**	**305,781**	**305,781**
Payroll Tax - Social Security (6.2%)			4,514	18,056	18,056	18,056	18,056	18,056	18,958	18,958	18,958	18,958	18,958
Payroll Tax - Medicare (1.45%)			1,056	4,223	4,223	4,223	4,223	4,223	4,434	4,434	4,434	4,434	4,434
Other Employer payroll taxes (2.35%)			1,711	6,844	6,844	6,844	6,844	6,844	7,186	7,186	7,186	7,186	7,186
Health Insurance			4,500	18,000	18,000	18,000	18,000	18,000	18,900	18,900	18,900	18,900	18,900
Total Payroll, Taxes and Benefits			**84,586**	**338,342**	**338,342**	**338,342**	**338,342**	**338,342**	**355,259**	**355,259**	**355,259**	**355,259**	**355,259**
Advertising			6,250	25,000	12,500	13,125	13,781	14,470	15,194	15,954	16,751	17,589	18,468
Cable/Wifi			450	1,800	1,800	1,800	1,800	1,800	2,000	2,000	2,000	2,000	2,000
Costumes			6,000	24,000	24,000	24,000	24,000	24,000	30,000	30,000	30,000	30,000	30,000
Dues			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000
Education & Seminars			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000
Set, Sound, Lighting			9,000	36,000	36,000	36,000	36,000	36,000	42,000	42,000	42,000	42,000	42,000
Laundry			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000
Office Supplies			500	2,000	2,000	2,000	2,000	2,000	2,500	2,500	2,500	2,500	2,500
Professional Services			6,250	25,000	7,000	7,000	7,000	7,000	5,000	5,000	5,000	5,000	5,000
Royalties			12,500	50,000	51,500	52,500	53,000	55,000	55,000	55,000	55,000	57,500	57,500
Taxes & Licenses			875	3,500	3,500	3,500	3,500	3,500	5,000	5,000	5,000	5,000	5,000
Telephone			625	2,500	2,500	2,500	2,500	2,500	3,500	3,500	3,500	3,500	3,500
Travel & Entertainment			250	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Garbage			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000
Utilities			3,750	15,000	15,000	15,000	15,000	15,000	20,000	20,000	20,000	20,000	20,000
Business Insurance			2,250	9,000	9,000	9,000	9,000	9,000	12,000	12,000	12,000	12,000	12,000
Repairs & Maintenance			1,500	6,000	6,000	6,000	6,000	6,000	7,500	7,500	7,500	7,500	7,500
CAM			11,385	45,540	46,451	47,380	48,327	49,294	50,280	51,285	52,311	53,357	54,425
Rent			-	-	-	12,000	48,000	60,000	72,000	72,000	96,000	96,000	96,000
Depreciation			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250
Amortization			-	-	-	-	-	-	-	-	-	-	-
Interest			-	-	-	-	-	-	-	-	-	-	-
Initial Deal costs for raising 500,000			39,000	-	-	-	-	-	-	-	-	-	-
Initial Start up soft costs			50,000	-	-	-	-	-	-	-	-	-	-
Total Other Expenses			**165,535**	**306,140**	**278,051**	**292,605**	**330,708**	**337,614**	**349,974**	**351,739**	**377,562**	**381,946**	**379,143**
Net Income			**(54,158)**	**139,368**	**180,957**	**182,153**	**144,050**	**137,144**	**253,317**	**251,552**	**225,729**	**237,095**	**239,898**
Addback Depreciation/Amortization			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250
Addback Taxes (Assumed $0)			-	-	-	-	-	-	-	-	-	-	-
Addback Interest			-	-	-	-	-	-	-	-	-	-	-
EBITDA			**(40,658)**	**193,368**	**234,957**	**236,153**	**198,050**	**182,394**	**272,317**	**270,552**	**244,729**	**256,095**	**254,148**
Investor Payments 10% Starting Year 2 - ROR			-	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)
Investor Payments 33% Starting Year 2 - Taxes			-	(45,991)	(59,716)	(60,110)	(47,537)	(45,258)	(83,595)	(83,012)	(74,491)	(78,241)	(79,166)
Net Cash Flow Provided/(Used)			**(40,658)**	**102,377**	**130,241**	**131,043**	**105,514**	**92,136**	**143,722**	**142,540**	**125,238**	**132,854**	**129,982**

ASSUMPTIONS:

Raise $500,000 in equity investment
Equity financing fees ($39,000) and other initial soft costs ($50,000) expensed in year 1

Balance sheet is on cash basis; any accrual type adjustments would mainly impact timing of inflow and outflow of cash

Revenue assumptions -
100 play nights/year (175 seats at $32/seat - $37/seat after year 5)
34 other event nights/year (150 seats at $22/seat - $27 after year 5)
300 classroom periods (10 students at $15 each)
$2 per ticket fees included in revenue and cost of goods sold

$175,000 in furniture and equipment
$190,000 in building improvements
5-yr (furniture and equipment) and 10-yr (building improvements) straight line depreciation

10% of wages for total payroll and employer taxes

10% return of equity payment to investors starting in year 2

Net income equals taxable income

Distributions to investors equal to 33% of net income for tax obligation on earnings - starting in year 2

Exhibit B

Greg Miller Project LLC
Financial Model
Financing Scenario 2 - Equity and Debt

Balance Sheet	Day 1 - Initial Cash Financing	Day 2 - Asset Purchases	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Cash	418,500	72,500	39,342	164,794	268,110	349,740	409,610	522,996	687,968	851,758	998,246	1,152,350	1,303,582
Accounts Receivable			-	-	-	-	-	-	-	-	-	-	-
Inventory			-	-	-	-	-	-	-	-	-	-	-
Prepaid Expenses			-	-	-	-	-	-	-	-	-	-	-
Building & Equipment		365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000
Accumulated Depreciation			(13,500)	(67,500)	(121,500)	(175,500)	(229,500)	(274,750)	(293,750)	(312,750)	(331,750)	(350,750)	(365,000)
Total Assets	**418,500**	**437,500**	**390,842**	**462,294**	**511,610**	**539,240**	**545,110**	**613,246**	**759,218**	**904,008**	**1,031,496**	**1,166,600**	**1,303,582**
Accounts Payable			-	-	-	-	-	-	-	-	-	-	-
Accruals			-	-	-	-	-	-	-	-	-	-	-
Prepaid ticket sales			-	-	-	-	-	-	-	-	-	-	-
Bank Note Payable	200,000	200,000	200,000	200,000	150,000	75,000	-	-	-	-	-	-	-
Total Liabilities			200,000	200,000	150,000	75,000	-	-	-	-	-	-	-
Owner's Equity	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500
APIC			-	-	-	-	-	-	-	-	-	-	-
Retained Earnings			(46,658)	77,710	243,667	414,570	552,995	690,119	943,456	1,195,008	1,420,737	1,657,832	1,897,730
Dividends			-	(52,916)	(119,557)	(187,830)	(245,385)	(314,393)	(421,738)	(528,500)	(626,740)	(728,732)	(831,648)
Total Equity			171,842	243,294	342,610	445,240	526,110	594,246	740,218	885,008	1,012,496	1,147,600	1,284,582
Total Liab & Equity	**418,500**	**418,500**	**371,842**	**443,294**	**492,610**	**520,240**	**526,110**	**594,246**	**740,218**	**885,008**	**1,012,496**	**1,147,600**	**1,284,582**

Income Statement	Day 1	Day 2	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	
Ticket Sales - Plays			140,000	560,000	560,000	560,000	560,000	560,000	647,500	647,500	647,500	647,500	647,500	
Ticket Sales - Other Events			28,050	112,200	112,200	112,200	112,200	112,200	137,700	137,700	137,700	137,700	137,700	
Class Room Sessions			3,938	15,750	29,250	45,000	45,000	45,000	45,000	45,000	45,000	60,750	60,750	
Food Sales			45,200	180,800	180,800	180,800	180,800	180,800	203,400	203,400	203,400	203,400	203,400	
Liquor Sales			36,725	146,900	146,900	146,900	146,900	146,900	169,500	169,500	169,500	169,500	169,500	
Gross Revenues			**253,913**	**1,015,850**	**1,029,350**	**1,044,900**	**1,044,900**	**1,044,900**	**1,203,100**	**1,203,100**	**1,203,100**	**1,218,850**	**1,218,850**	
Cost of Goods Sold - Food			22,600	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	
Cost of Goods Sold - Liquor			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	
Cost of Goods Sold - Ticket Sale Fees			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	
Cost of Goods Sold - Ticket Discounts			-	-	-	-	-	-	-	-	-	-	-	
Cost of Goods Sold - Talent			12,750	51,000	51,000	51,000	51,000	51,000	63,750	63,750	63,750	63,750	63,750	
Total Cost of Goods Sold			**57,950**	**231,800**	**231,800**	**231,800**	**231,800**	**231,800**	**244,550**	**244,550**	**244,550**	**244,550**	**244,550**	
Greg Miller - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000	
Marketing Director - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000	
Scenic Designer			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000	
Other Play Staff			25,480	101,920	101,920	101,920	101,920	101,920	107,016	107,016	107,016	107,016	107,016	
Food/Beverage Staff			15,075	60,300	60,300	60,300	60,300	60,300	63,315	63,315	63,315	63,315	63,315	
Classroom Staff			2,250	9,000	9,000	9,000	9,000	9,000	9,450	9,450	9,450	9,450	9,450	
Total Wages			**72,805**	**291,220**	**291,220**	**291,220**	**291,220**	**291,220**	**305,781**	**305,781**	**305,781**	**305,781**	**305,781**	
Payroll Tax - Social Security (6.2%)			4,514	18,056	18,056	18,056	18,056	18,056	18,958	18,958	18,958	18,958	18,958	
Payroll Tax - Medicare (1.45%)			1,056	4,223	4,223	4,223	4,223	4,223	4,434	4,434	4,434	4,434	4,434	
Other Employer payroll taxes (2.35%)			1,711	6,844	6,844	6,844	6,844	6,844	7,186	7,186	7,186	7,186	7,186	
Health Insurance			4,500	18,000	18,000	18,000	18,000	18,000	18,900	18,900	18,900	18,900	18,900	
Total Payroll			**84,586**	**338,342**	**338,342**	**338,342**	**338,342**	**338,342**	**355,259**	**355,259**	**355,259**	**355,259**	**355,259**	
Advertising			6,250	25,000	12,500	13,125	13,781	14,470	15,194	15,954	16,751	17,589	18,468	
Cable/Wifi			450	1,800	1,800	1,800	1,800	1,800	2,000	2,000	2,000	2,000	2,000	
Costumes			6,000	24,000	24,000	24,000	24,000	24,000	30,000	30,000	30,000	30,000	30,000	
Dues			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000	
Education & Seminars			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000	
Set, Sound, Lighting			9,000	36,000	36,000	36,000	36,000	36,000	42,000	42,000	42,000	42,000	42,000	
Laundry			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000	
Office Supplies			500	2,000	2,000	2,000	2,000	2,000	2,500	2,500	2,500	2,500	2,500	
Professional Services			6,250	25,000	7,000	7,000	7,000	7,000	5,000	5,000	5,000	5,000	5,000	
Royalties			12,500	50,000	51,500	52,500	53,000	55,000	55,000	55,000	55,000	57,500	57,500	
Taxes & Licenses			875	3,500	3,500	3,500	3,500	3,500	5,000	5,000	5,000	5,000	5,000	
Telephone			625	2,500	2,500	2,500	2,500	2,500	3,500	3,500	3,500	3,500	3,500	
Travel & Entertainment			250	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	
Garbage			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000	
Utilities			3,750	15,000	15,000	15,000	15,000	15,000	20,000	20,000	20,000	20,000	20,000	
Business Insurance			2,250	9,000	9,000	9,000	9,000	9,000	12,000	12,000	12,000	12,000	12,000	
Repairs & Maintenance			1,500	6,000	6,000	6,000	6,000	6,000	7,500	7,500	7,500	7,500	7,500	
CAM			11,385	45,540	46,451	47,380	48,327	49,294	50,280	51,285	52,311	53,357	54,425	
Rent			-	-	-	12,000	48,000	60,000	72,000	72,000	96,000	96,000	96,000	
Depreciation			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250	
Amortization			-	-	-	-	-	-	-	-	-	-	-	
Interest			-	15,000	15,000	11,250	5,625	-	-	-	-	-	-	
Initial Deal costs for raising $218,500			31,500	-	-	-	-	-	-	-	-	-	-	
Initial Start up soft costs			50,000	-	-	-	-	-	-	-	-	-	-	
Total Other Expenses			**158,035**	**321,140**	**293,051**	**303,855**	**336,333**	**337,614**	**349,974**	**351,739**	**377,562**	**381,946**	**379,143**	
Net Income			**(46,658)**	**124,368**	**165,857**	**170,903**	**138,425**	**137,144**	**253,317**	**251,552**	**225,729**	**237,095**	**239,898**	
Addback Depreciation			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250	
Addback Taxes (Assumed $0)			-	-	-	-	-	-	-	-	-	-	-	
Addback Interest			-	15,000	15,000	11,250	5,625	-	-	-	-	-	-	
EBITDA			**(33,158)**	**193,368**	**234,957**	**236,153**	**198,050**	**182,394**	**272,317**	**270,552**	**244,729**	**256,095**	**254,148**	$2,342,762.50
														$234,276.25
Investor Payments 5% Starting in Year 2 - 10% after bank debt payoff (ROR)			-	(11,875)	(11,875)	(11,875)	(11,875)	(23,750)	(23,750)	(23,750)	(23,750)	(23,750)	(23,750)	
Investor Payments 33% Starting Year 2 - Taxes			-	(41,041)	(54,766)	(56,398)	(45,680)	(45,258)	(83,595)	(83,012)	(74,491)	(78,241)	(79,166)	4.27
Repayment of Bank debt			-	-	(50,000)	(75,000)	(75,000)	-	-	-	-	-	-	
Subtract cash interest to get cash flow			-	(15,000)	(15,000)	(11,250)	(5,625)	-	-	-	-	-	-	
Net Cash Flow Provided/(Used)			**(33,158)**	**125,452**	**103,316**	**81,630**	**59,870**	**113,386**	**164,972**	**163,790**	**146,488**	**154,104**	**151,232**	234,276.25

ASSUMPTIONS:

Raise $224,500 in equity investment
Equity financing fees ($25,500) and other initial soft costs ($50,000) expensed in year 1

	4521	45210	36168
Bank financing of $200,000	3014	30140	24112
7.5% interest only payments			
Balance sheet is on cash basis; any accrual type adjustments would mainly impact timing of inflow and outflow of cash		15070	12056
		How	

Revenue assumptions -
- *100 play nights/year (175 seats at $32/seat - $37/seat after year 5)*
- *34 other event nights/year (150 seats at $22/seat - $27 after year 5)*
- *300 classroom periods (10 students at $15 each)*
- *$2 per ticket fees included in revenue and cost of goods sold*

$175,000 in furniture and equipment
$190,000 in building improvements
5-yr (furniture and equipment) and 10-yr (building improvements) straight line depreciation

10% of wages for total payroll and employer taxes

5% return of equity payment to investors starting in year 2; 10% after debt payoff

Net income equals taxable income

Distributions to investors equal to 33% of net income for tax obligation on earnings - starting in year 2

Exhibit C

THE GREG MILLER PROJECT, LLC

SUBSCRIPTION AGREEMENT FOR

CLASS B UNITS

(Including investment representations)

IMPORTANT:

**This document contains significant representations.
Please read carefully before signing.**

The Greg Miller Project, LLC
Attn: Gregory D Miller, President
3820 North Broadway Avenue
Rochester, MN 55906

TO THE GREG MILLER PROJECT, LLC:

I,_____, desire to apply for the purchase of the number of Class B Membership Units ("Class B Units") set forth below in The Greg Miller Project, LLC, a Minnesota limited liability company (the "Company").

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions. In the event subscriptions and funds have not been accepted on or before _____, 2018, the offering will be terminated and this Subscription Agreement will be promptly cancelled and any funds received from me will be returned to me. If this Subscription Agreement has been accepted, the limited liability company interests subscribed to hereby shall be issued to me in the form of Class B Units. Each such Class B Unit subscribed for will represent a $1.00 capital commitment.

1. **Residence.** I am a bona fide resident of (or, if an entity, the entity is domiciled in) the State of _____.

2. **Subscription**.

   a. I hereby subscribe to purchase Class B Units, and to make a capital contribution to the Company in the amount of $_____, representing the purchase price of $1.00 for each Class B Unit subscribed.

   b. I am enclosing a check made payable to "The Greg Miller Project, LLC" in the amount set forth above or have wired the Aggregate Purchase Price of the Units to:

Bank Name:	_____
ABA/Routing Number:	_____
BNF (Beneficiary):	_____
The Greg Miller Project, LLC Account	
Number:	_____
FBO (Insert Investor's Name):	_____

1

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3. **Representations of Investor**.

a. I have reviewed a copy of the Form C Offering Statement, dated _____, 2018 and all attachments thereto (the "Offering Statement"), relating to the offering of the Class B Units.

b. I have carefully read the Offering Statement, including the section entitled "Risk Factors", and have relied solely upon the Offering Statement and investigations made by me or my representatives in making the decision to invest in the Company. No statement, printed material or inducement has been given or made by any person associated with the offering of the Class B Units which was contrary to the information in the Offering Statement.

c. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the founders of the Company and review all the documents described in the Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Offering Statement.

d. I understand that in completing this Subscription, I will also be subject to the terms and conditions of the Operating Agreement of the Company dated _____, 2018 (the "Operating Agreement"), a copy of which has been provided to me.

e. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Class B Units, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Class B Units).

f. I understand that an investment in the Class B Units is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Class B Units. I can bear the economic risk of an investment in the Class B Units for an indefinite period of time and can afford a complete loss of such investment.

g. I understand that there will be no market for the Class B Units, that there are significant restrictions on the transferability of the Class B Units and that for these and other reasons, I may not be able to liquidate an investment in the Class B Units for an indefinite period of time.

h.   I have been advised that the Class B Units have not been registered under the Securities Act of 1933, as amended ("Securities Act"), and are offered pursuant to an exemption from registration under United States federal securities law. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

4.   **Investment Intent; Restrictions on Transfer of Securities**.

a.   I understand that (i) there will be no market for the Class B Units, (ii) the purchase of the Class B Units is a long-term investment, (iii) the transferability of the Class B Units is restricted, and (iv) the Class B Units may be sold by me only pursuant to the Operating Agreement and applicable state and federal securities laws.

b.   I represent and warrant that I am purchasing the Class B Units for my own account, for long term investment, and without the intention of reselling or redistributing the Class B Units. The Class B Units are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Class B Units. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Class B Units in the foreseeable future, but in no event shall I attempt to transfer or dispose of them at any time that would render the Company an investment company, a registered investment advisor, or a regulated hedge fund.

c.   I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Class B Units and for which the Class B Units were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d.   I understand that any sale, transfer, pledge or other disposition of the Class B Units by me will require conformity with the restrictions contained in this Section 4 and the Operating Agreement.

5.   **Investor Qualifications.** I represent and warrant that I have read and am familiar with the requirements of Rule 100(a) (2) of Regulation Crowdfunding. I further represent and warrant that, including the amount set forth on the signature page hereto, in the past 12 month period, I have not exceeded the investment limit as set forth in Rule 100(a) (2) of Regulation Crowdfunding.

6.   **Miscellaneous**.

a.   I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b.   I understand the meaning and legal consequences of the agreements,

representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Class B Units. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c.   This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

7.   **Subscribers Source of Funds**. Pursuant to The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT ACT) of 2001, please indicate the source of funds used to purchase the securities subscribed for herein:

FAILURE TO RESPOND TO THIS INQUIRY WILL RESULT IN A REJECTION OF YOUR SUBSCRIPTION AGREEMENT.

☐ Cash   ☐ Liquidation   ☐ CD

☐ Margin or Bank   ☐ Money Market   ☐ Other – explain:

[Signatures on Following Page]

SIGNATURES

Instructions. If the subscriber is an Individual, please fill out and sign only the "Individual Subscriber" and "Individual Subscriber Type of Ownership" sections below. If the subscriber is an Entity, please fill out and sign only the "Entity Subscriber" and "Entity Subscriber Type of Ownership" sections below.

Individual Subscriber(s):

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

Individual Subscriber Type of Ownership:

The Units subscribed for are to be registered in the following form of ownership (check one):

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married). _____

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married): _____

5

Entity Subscriber:

Dated:_____

_____
Name of Entity (Typed or Printed)

_____
Telephone Number

_____
Signature of Authorized Person

_____
Entity's Tax Identification Number

_____
Name & Title of Signatory

_____
Contact Person (if different from Signatory)

_____
Principal Executive Office Address

_____
Mailing Address
(If different from principal executive office)

_____
City, State & Zip Code

_____
City, State & Zip Code (Must be same state as in Section 1)

Entity Subscriber Type of Ownership:

The Units subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority)

ACCEPTANCE

This Subscription Agreement is accepted by The Greg Miller Project, LLC.

Dated:_____   **THE GREG MILLER PROJECT, LLC**

                                           _____

Gregory D. Miller, President

THE GREG MILLER PROJECT, LLC

SUBSCRIPTION AGREEMENT FOR

CLASS C UNITS

(Including investment representations)

IMPORTANT:

This document contains significant representations.
Please read carefully before signing.

The Greg Miller Project, LLC
Attn: Gregory D Miller, President
3820 North Broadway Avenue
Rochester, MN 55906

TO THE GREG MILLER PROJECT, LLC:

I,_____, desire to apply for the purchase of the number of Class C Membership Units ("Class C Units") set forth below in The Greg Miller Project, LLC, a Minnesota limited liability company (the "Company").

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions. In the event subscriptions and funds have not been accepted on or before _____, 2018, the offering will be terminated and this Subscription Agreement will be promptly cancelled and any funds received from me will be returned to me. If this Subscription Agreement has been accepted, the limited liability company interests subscribed to hereby shall be issued to me in the form of Class C Units. Each such Class C Unit subscribed for will represent a $1.00 capital commitment.

1.   **Residence.** I am a bona fide resident of (or, if an entity, the entity is domiciled in) the State of _____.

2.   **Subscription**.

   a.   I hereby subscribe to purchase Class C Units, and to make a capital contribution to the Company in the amount of $_____, representing the purchase price of $1.00 for each Class C Unit subscribed.

   b.   I am enclosing a check made payable to "The Greg Miller Project, LLC" in the amount set forth above or have wired the Aggregate Purchase Price of the Units to:

   Bank Name:_____
   ABA/Routing Number:_____
   BNF (Beneficiary):_____
   The Greg Miller Project, LLC Account
   Number:_____
   FBO (Insert Investor's Name):_____

1

c.   I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3.   **Representations of Investor**.

a.   I have reviewed a copy of the Form C Offering Statement, dated _____, 2018 and all attachments thereto (the "Offering Statement"), relating to the offering of the Class C Units.

b.   I have carefully read the Offering Statement, including the section entitled "Risk Factors", and have relied solely upon the Offering Statement and investigations made by me or my representatives in making the decision to invest in the Company. No statement, printed material or inducement has been given or made by any person associated with the offering of the Class C Units which was contrary to the information in the Offering Statement.

c.   I have been given access to full and complete information regarding the Company (including the opportunity to meet with the founders of the Company and review all the documents described in the Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Offering Statement.

d.   I understand that in completing this Subscription, I will also be subject to the terms and conditions of the Operating Agreement of the Company dated _____, 2018 (the "Operating Agreement"), a copy of which has been provided to me.

e.   I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Class C Units, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Class C Units).

f.   I understand that an investment in the Class C Units is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Class C Units. I can bear the economic risk of an investment in the Class C Units for an indefinite period of time and can afford a complete loss of such investment.

g.   I understand that there will be no market for the Class C Units, that there are significant restrictions on the transferability of the Class C Units and that for these and other reasons, I may not be able to liquidate an investment in the Class C Units for an indefinite period of time.

h.   I have been advised that the Class C Units have not been registered under the Securities Act of 1933, as amended ("Securities Act"), and are offered pursuant to an exemption from registration under United States federal securities law. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

4.   **Investment Intent; Restrictions on Transfer of Securities**.

a.   I understand that (i) there will be no market for the Class C Units, (ii) the purchase of the Class C Units is a long-term investment, (iii) the transferability of the Class C Units is restricted, and (iv) the Class C Units may be sold by me only pursuant to the Operating Agreement and applicable state and federal securities laws.

b.   I represent and warrant that I am purchasing the Class C Units for my own account, for long term investment, and without the intention of reselling or redistributing the Class C Units. The Class C Units are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Class C Units. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Class C Units in the foreseeable future, but in no event shall I attempt to transfer or dispose of them at any time that would render the Company an investment company, a registered investment advisor, or a regulated hedge fund.

c.   I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Class C Units and for which the Class C Units were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d.   I understand that any sale, transfer, pledge or other disposition of the Class C Units by me will require conformity with the restrictions contained in this Section 4 and the Operating Agreement.

5.   **Investor Qualifications.** I represent and warrant that I have read and am familiar with the requirements of Rule 100(a) (2) of Regulation Crowdfunding. I further represent and warrant that, including the amount set forth on the signature page hereto, in the past 12 month period, I have not exceeded the investment limit as set forth in Rule 100(a) (2) of Regulation Crowdfunding.

6.   **Miscellaneous**.

a.   I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b.   I understand the meaning and legal consequences of the agreements,

representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Class C Units. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c.   This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

7.   **Subscribers Source of Funds**. Pursuant to The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT ACT) of 2001, please indicate the source of funds used to purchase the securities subscribed for herein:

FAILURE TO RESPOND TO THIS INQUIRY WILL RESULT IN A REJECTION OF YOUR SUBSCRIPTION AGREEMENT.

☐ Cash   ☐ Liquidation   ☐ CD
☐ Margin or Bank   ☐ Money Market   ☐ Other – explain:

[Signatures on Following Page]

SIGNATURES

Instructions. If the subscriber is an Individual, please fill out and sign only the "Individual Subscriber" and "Individual Subscriber Type of Ownership" sections below. If the subscriber is an Entity, please fill out and sign only the "Entity Subscriber" and "Entity Subscriber Type of Ownership" sections below.

Individual Subscriber(s):

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

Individual Subscriber Type of Ownership:

The Units subscribed for are to be registered in the following form of ownership (check one):

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married). _____

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married): _____

Entity Subscriber:

Dated: _____

_____	_____
Name of Entity (Typed or Printed)	Telephone Number
_____	_____
Signature of Authorized Person	Entity's Tax Identification Number
_____	_____
Name & Title of Signatory	Contact Person (if different from Signatory)
_____	_____
Principal Executive Office Address	Mailing Address (If different from principal executive office)
_____	_____
City, State & Zip Code	City, State & Zip Code (Must be same state as in Section 1)

Entity Subscriber Type of Ownership:

The Units subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority)

ACCEPTANCE

This Subscription Agreement is accepted by The Greg Miller Project, LLC.

Dated:_____   **THE GREG MILLER PROJECT, LLC**

                                                 _____
                                                 Gregory D. Miller, President

Exhibit D

SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL AS DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number _____   _____ Class A Units

THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____, a _____ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of ____ Class A Units (the "Interests"), which consist of Governance Rights and Financial Rights in the Company (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _____, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated _____, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement, Subscription Agreement and Offering Statement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement, Subscription Agreement and Offering Statement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: _____, 2018   THE GREG MILLER PROJECT, LLC

_____

Gregory D. Miller, President

SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number _____   _____ Class ____ Units

THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____, a _____ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of ____ Class ___ Units, which are only composed of financial rights and do not include any governance rights (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _____, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated _____, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement, Subscription Agreement and Offering Statement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement, Subscription Agreement and Offering Statement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

On or after January 1, 2024, the Holder may, at their option, convert their Class B Units into Class A Units at a conversion rate of one-to-one (1:1), or at the conversion rate then in place. The Holder may exercise such option by providing written notice pursuant to Section 11.11 of the Operating Agreement to the President and Treasurer of the Company. Such notice shall include, at a minimum, the Holders name and the number of Units that the Holder elects to convert. The Holder shall also provide any Security Certificates representing the current number of Class B Units held by the Holder. Within fourteen (14) business days of its receipt of such written request, the Company shall issue a Security Certificate representing the number of Class A Units the Holder requested and a Security Certificate representing the number of Class B Units the Holder retains, if any.

This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: _____, 2018   THE GREG MILLER PROJECT, LLC

                                        _____

                                        Gregory D. Miller, President

SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number _____   _____ Class C Units

THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____, a _____ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of ____ Class ___ Units, which are only composed of financial rights and do not include any governance rights (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _____, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated _____, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement, Subscription Agreement and Offering Statement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement, Subscription Agreement and Offering Statement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: _____, 2018   THE GREG MILLER PROJECT, LLC

                                                 _____
                                                 Gregory D. Miller, President

Exhibit E



RSM US LLP

310 Broadway Ave S
Suite 300
Rochester, MN 55904

T +1 507 288 6476
F +1 507 288 5448

www.rsmus.com

August 15, 2018

Mr. Greg Miller
The Greg Miller Project, LLC
5289 Country Creek Court SE
Rochester, MN 55904

Dear Mr. Miller:

In accordance with your request, we are attaching the accompanying PDF file, which contains an electronic final version of the financial statements of The Greg Miller Project, LLC (a development stage company) as of June 30, 2018. We understand that your request for the electronic copy has been made as a matter of convenience. You understand that electronic transmissions are not entirely secure and that it is possible for confidential financial information to be intercepted by others.

These financial statements and our report on them are not to be modified in any manner. This final version supersedes all prior drafts. Any preliminary draft version of the financial statements previously provided to you in an electronic format should be deleted from your computer, and all printed copies of any superseded preliminary draft versions should likewise be destroyed.

Professional standards and our firm policies require that we perform certain additional procedures whenever our reports are included, or we are named as accountants, auditors or "experts," in a document used in a public or private offering of equity or debt securities. Accordingly, as provided for and agreed to in the terms of our arrangement letter, The Greg Miller Project, LLC (a development stage company) will not include our reports, or otherwise make reference to us, in any public or private securities offering without first obtaining our consent. Any request to consent is also a matter for which separate arrangements will be necessary. After obtaining our consent, The Greg Miller Project, LLC (a development stage company) also agrees to provide us with printer's proofs or masters of such offering documents for our review and approval before printing, and with a copy of the final reproduced material for our approval before it is distributed. In the event our relationship has been terminated when The Greg Miller Project, LLC (a development stage company) seeks such consent, we will be under no obligation to grant such consent or approval.

Thank you for the opportunity to serve you.

Sincerely,

Chad Anderson, Partner
+1 507 226 0403

wpd
Attachment

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING



The Greg Miller Project, LLC (A Development Stage Company)

Financial Report (Reviewed)
June 30, 2018

Contents



RSM US LLP

Independent Accountant's Review Report

To the Member
The Greg Miller Project, LLC

We have reviewed the accompanying financial statements of The Greg Miller Project, LLC (a development stage company), which comprise the balance sheet as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the period from the date of inception, November 17, 2017, to June 30, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RSM US LLP

Rochester, Minnesota
August 15, 2018

The Greg Miller Project, LLC
(A Development Stage Company)

Balance Sheet
June 30, 2018
See Independent Accountant's Review Report

Assets			
Deferred offering costs		$	16,795
Construction in progress			1,700
Total assets		$	18,495
Liabilities and Member's Equity (Deficit)			
Current liabilities:			
Accounts payable		$	24,941
Commitment (Note 3)			
Member's equity (deficit):			
Class A Units, 500,000 units outstanding			-
Deficit accumulated during development stage			(6,446)
Total member's equity (deficit)			(6,446)
Total liabilities and member's equity (deficit)		$	18,495

See notes to financial statements.

The Greg Miller Project, LLC
(A Development Stage Company)

Statement of Operations
Period From Inception (November 17, 2017) to June 30, 2018
See Independent Accountant's Review Report

Net sales	$	-
General and administrative expenses		6,446
	$	(6,446)

The Greg Miller Project, LLC
(A Development Stage Company)

Statement of Member's Equity
For the Period From Inception (November 17, 2017) to June 30, 2018
See Independent Accountant's Review Report

| | Class A Units | | Deficit Accumulated During Development | |
	Units	Amounts	Stage	Total
Balance, November 17, 2017, inception	-	$ -	$ -	$ -
Class A units issued to founding member	500,000	-	-	-
Net loss	-	-	(6,446)	(6,446)
Balance, June 30, 2018	500,000	$ -	$ (6,446)	$ (6,446)

The Greg Miller Project, LLC
(A Development Stage Company)

Statement of Cash Flows
For the Period From Inception (November 17, 2017) to June 30, 2018
See Independent Accountant's Review Report

Cash flows from operating activities:		
Net loss	$	(6,446)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		6,446
Net cash used in operating activities		-
Net change in cash		-
Cash at beginning of period		-
Cash at end of period	$	-
Supplemental schedule of noncash investing and financing activities:		
Construction in progress included in accounts payable	$	1,700
Deferred offering costs included in accounts payable	$	16,795

See notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of operations: The Greg Miller Project, LLC (a development stage company) (a Minnesota Limited Liability Company and the Company) was organized with the intentions of operating and providing services and products related to a live theater, including, but not limited to, producing live theater shows, and providing singing, acting, dancing and production design classes. The Company will serve wine, beer and food with live theater shows in Rochester, Minnesota. As of June 30, 2018, the Company is in the development stage with its efforts being principally devoted to equity raising and organizational activities.

Use of estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Construction in progress: Construction in progress includes fees, architectural services related to development of a concept plan, CAD drawings and preliminary construction cost estimates.

Deferred offering costs: The Company defers the costs incurred to raise equity financing until that financing occurs. These costs are netted against the proceeds received at the time such equity financing occurs. If the financing does not occur, the deferred offering costs are expensed.

Income taxes: The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of its member. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Pending accounting pronouncements: In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are currently evaluating the impact of our pending adoption of the new standard on our financial statements.

Subsequent events: The Company has considered subsequent events through August 15, 2018, the date the financial statements were available to be issued.

The Greg Miller Project, LLC
(A Development Stage Company)

Notes to Financial Statements
See Independent Accountant's Review Report

Note 2.   Member's Equity

The Company was formed on November 17, 2017, to have a perpetual life. The membership interests of the Company are divided into four (4) series of units: (i) Class A Units, (ii) Class B Units, (iii) Class C Units and (iv) Class D Units. The Company has issued 500,000 Class A Units to its founding Member for services rendered. As of June 30, 2018, there were no Class B, C, or D Units outstanding. The units shall have the rights and preferences defined in the Company's operating agreement and set forth below.

Class A Units: Class A Units shall consist of both financial rights and governance rights. Class A Unit holders shall be the sole voting members. Only Class A Unit holders shall have governance rights and hold governance rights units. Class A Unit holders shall be entitled to allocations and distributions as provided in Article Six of the Company's operating agreement.

Class B Units: Class B Units shall consist of only financial rights. Class B Unit holders shall have no governance rights whatsoever, except as reserved in the Company's operating agreement. Class B Unit holders shall be entitled to allocations and distributions as provided in Article Six of the Company's operating agreement. Any time after January 1, 2024, Class B Unit holders shall have the right, at their option, to convert their Class B Units into Class A Units at the conversion rate of one-to-one (1:1), or at the conversion rate then in place.

Class C Units: Class C Units shall consist of only financial rights. Class C Unit holders shall have no governance rights whatsoever, except as reserved in the Company's operating agreement. Class C Unit holders shall be entitled to allocations and distributions as provided in Article Six in the Company's operating agreement.

Class D Units: Class D Units shall consist of only financial rights. Class D Unit holders shall have no governance rights whatsoever, except as reserved in the Company's operating agreement. Class D Unit holders shall be entitled to allocations and distributions as provided in Article Six in the Company's operating agreement. Class D Unit holders will not make Capital Contributions to the Company.

The Company is planning a Crowdfunding offering of Class B and Class C membership units to select subscribers under Regulation CF. The purchase price is $1 per unit. If an investor purchases 10,000 or more units, the Company will issue said investor Class B Units. The Company will issue Class C Units for any investment less than $10,000.

As specified in the Company's operating agreement, the Company is authorized to issue additional units as needed. The Company's membership units have certain transfer restrictions as specified in the operating agreement and pursuant to applicable tax and securities laws. Each unit represents a pro rata ownership interest in the Company's profits, losses and distributions, except for the Class D Units, which can receive a preferred distribution as defined in the operating agreement.

The Company's operating agreement outlines certain triggering events that would allow for the transfer of membership units. The Company will have the first option to purchase all membership units offered for sale after a triggering event has occurred and the seller has given notice to the Company. The purchase price and payment terms depend on the triggering event and are outlined under the operating agreement. In the event the Company does not exercise its option, then such membership units may be transferred to an assignee provided the terms of the operating agreement are met.

The Greg Miller Project, LLC
(A Development Stage Company)

Notes to Financial Statements
See Independent Accountant's Review Report

Note 3.   Lease Commitment

The Company has entered into a lease for the location of the proposed theater. The lease provides for an initial five-year term, which commences October 15, 2018, with an option to renew for an additional five years. The lease calls for no base rent for the first two years and then escalating base rent amounts in years three through five, plus amounts due for property taxes, property insurance and common area maintenance fees.

A schedule of future minimum payments, including base rent and anticipated additional amounts due for the initial term are as follows:

Years ending June 30:		
2019	$	19,000
2020		25,000
2021		34,000
2022		64,000
2023		82,000
Thereafter		21,000
	$	245,000

Exhibit F

TRIPLE NET LEASE AGREEMENT

BETWEEN HI-FI PROPERTIES I LLC, & GREG MILLER PROJECT LLC

This lease, made and entered into effective the _15_ day of _JUNE_ , 2018 (the "Effective Date"), by and between HI-FI Properties I, LLC, a Minnesota limited liability company, herein referred to as "Lessor" or "Landlord" and Greg Miller Project LLC, a Minnesota limited liability company, herein referred to as "Tenant."

ARTICLE I. <u>PREMISE, DESCRIPTION AND USE OF PREMISES</u>

Lessor leases to Tenant and Tenant hires from Lessor, for the purpose of conducting a theater and drama education business, together with food and beverage services, thereon, and such related and incidental activities thereto, those certain premises, with the appurtenances, situated in the City of Rochester, County of Olmsted, State of Minnesota, and more particularly described below.

> **SEE EXHIBIT "A" ATTACHED HERETO AND BY REFERENCE MADE A PART HEREOF AS THOUGH FULLY SET FORTH HEREIN.**

As used herein, the term "premises" refers to the real property above-described, and to any improvements located thereon, from time to time, during the term hereof, and more generally described as:

> **3820 North Broadway Avenue, Rochester, MN 55906**

ARTICLE II. <u>TERM & COMMENCEMENT OF LEASE</u>

The initial term of this Lease shall be for a period of **five (5) years**, commencing upon **the Commencement Date (defined below)**. As used herein, the expression "term hereof" refers to such initial term and to any renewal thereof as hereinafter provided.

A.   <u>Term Dates and Definitions.</u>

> i) The "Effective Date" shall be the date that this document is fully executed by all parties. The period of time between the Effective Date and the Delivery Date shall be termed the "Pre-Possession Period." Lessor shall retain possession and control of the Premises, but shall provide Tenant, and Tenant's agents, access to the premises during the Pre-Possession Period.

> ii) The "Delivery Date" shall be July 15, 2018. On the Delivery Date, Tenant shall take possession of the Premises, shall take over and pay all utilities serving the Premises, and shall begin paying Additional Rent to the Lessor.

iii) The "Commencement Date" shall be October 15, 2018. The 5 (five)-year term of this Lease Agreement shall begin on the Commencement Date and Tenant shall begin paying Base Rent as spelled out in Article III. Rent. The original term of this Lease Agreement shall run through, and include, October 14, 2023

ARTICLE III. <u>RENT</u>

Tenant shall pay rent for the use and occupancy of the premises as follows:

Beginning on the Commencement Date (defined <u>above</u>below) a fixed annual <u>B</u>base <u>R</u>rent for the five (5) years of the term as follows:

Lease Year	Base Rent Rate
Year 1:	No Base Rent
Year 2:	No Base Rent
Year 3:	$1,000.00 per each and every month
Year 4:	$4,000.00 per each and every month
Year 5:	$5,000.00 per each and every month

Additional Rent: Lease shall be a "Triple Net" Lease, to consist of property taxes, property insurance (including Lessor's liability), and Common Area Maintenance (CAM), which shall include, but not be limited to, items such as all utilities, garbage removal, snow plowing, mowing, landscaping & routine maintenance of the premises that are (a) not paid directly by Tenant, and (b) are actually incurred and paid by Lessor. <u>Monthly</u>Annual <u>A</u>additional <u>R</u>rent <u>in 2018</u>of the first lease year is anticipated to be <u>**$2,122.75**</u>————————..-

Triple Net expenses not paid by and disposed of directly by Tenant shall be budgeted for on an annual basis and shall be paid $1/12^{th}$ at a time, each and every month beginning on the Delivery Date (defined below), along with, and at the same time as the Base Rent, by Tenant to Lessor. Refer also to Article XI.<u> Taxes and Assessments.</u>

Upon reasonable written notice, but no more than once per calendar year, Lessor will provide Tenant, including Tenant's accountants and agents, with full and unimpeded access to the books and records related to Landlord's management of the premises for the purpose of allowing Tenant to undertake an audit of the same in order to confirm that the additional rent paid by Tenant reflects amounts actually incurred and paid by Lessor. Nothing in this Article III shall be construed so as to allow Tenant access to any books and records entirely unrelated to Landlord's management of the premises. Any overpayment by Tenant shall be offset rent due hereunder, or, after the Lease expires, shall be paid to Tenant within thirty (30) days of Tenant's written request to Lessor.

Options: **One, five (5)-year option**, to be exercised by Tenant 180 days prior to original Lease term expiration date; See also Article XVIII.<u> Option To Renew</u>, as to conditions Tenant must meet in order to exercise any and all available Options. Rates for the Option Term are set as follows:

<u>Lease Year</u>   <u>Base Rent Rate</u>

Year 6 (Option Year 1):	$6,000.00 per each and every month
Year 7 (Option Year 2):	$6,000.00 per each and every month
Year 8 (Option Year 3):	$8,000.00 per each and every month
Year 9 (Option Year 4):	$8,000.00 per each and every month
Year 10 (Option Year 5):	$8,000.00 per each and every month

The Base Rent and the Additional Rent (together known as the Full Rent) shall be payable in the monthly installments indicated above, on the 1st day of each month, in advance, without demand. If payment for any portion of the Full Rent is not received on time, a 1.5%/month (18% per annum) penalty will be applied. If the Delivery Date or Commencement Date is not on the first day of the month, or final day of the term of this Lease is not on the last day of the month, base rent, and, as the case may be, additional rent, for such partial month shall be prorated at the rate of one-thirtieth of the monthly base rent, or, as the case may be, additional rent, for each day, payable in advance.

Payment of Rent will be deemed to be have been made "on time" if it is received by Lessor on, or before, the fifth (5th) day of the month in which it is due.

Notwithstanding anything in this Lease to the contrary, all amounts payable by Tenant to, or on behalf of, Lessor, whether or not expressly denominated as rent, shall be deemed to be additional rent for all purposes, including for the purposes of Section 503(b)(7) of the Bankruptcy Code, Title 11 of the United States code.

ARTICLE IV. WARRANTY OF QUIET POSSESSION

Lessor covenants that Tenant shall have quiet and peaceable possession of the demised premises during the term hereof.

ARTICLE V. USES PROHIBITED

Tenant shall not use or permit the demised premises, or any part thereof, to be used for any unlawful or illegal purpose or purposes. Tenant shall not use or permit the demised premises, or any part thereof, to be used for any use other than the purpose or purposes for which the demised premises are hereby leased; and no use shall be made or permitted to be made of the demised premises, or acts done, which will cause a cancellation of any insurance policy covering any building located on the premises, or any part thereof, nor shall Tenant sell, or permit to be kept, used or sold, in or about the demised premises any article which may be prohibited by the standard form of insurance policies. Tenant shall, at Tenant's sole cost, comply with all requirements pertaining to the demised premises, or any insurance organization or company necessary for the maintenance of insurance, as herein provided, covering any building and appurtenances at any time located on the demised premises.

ARTICLE VI. ABANDONMENT OF PREMISES

Tenant shall not vacate or abandon the premises at any time during the term hereof; if Tenant shall abandon, vacate or surrender the demised premises, or be dispossessed by process of law, or otherwise, any personal property belonging to Tenant and left on the premises shall be deemed to be abandoned, at the option of the Lessor, except such property as may be encumbered to Lessor.

ARTICLE VII. WASTE AND NUISANCE PROHIBITED

During the term of this Lease, Tenant shall comply with all laws affecting the demised premises, the breach of which might result in any penalty on Lessor or forfeiture of Lessor's title to the demised premises. Tenant shall not commit, or suffer to be committed, any waste on the demised premises, or any nuisance.

ARTICLE VIII. <u>LESSOR'S RIGHT OF ENTRY</u>

Tenant shall permit Lessor and the agents and employees of Lessor to enter into and upon the demised premises at all reasonable times and upon at least forty-eight (48) hours' advance notice, for the purpose of inspecting the same, or for the purpose of posting notices of non-responsibility for alterations, additions or repairs, without any liability to Tenant for any loss of occupation or quiet enjoyment of the premises thereby occasioned, and shall permit the Lessor and Lessor's agents and employees, at anytime within the last 180 days prior to the expiration of this Lease, or any renewals thereof, to place on the demised premises any usual or ordinary "To Let" or "To Lease" signs and exhibit the premises to prospective tenants at reasonable hours, provided that Tenant has not exercised its right to renew the Lease.

Tenant shall provide to Lessor at least two (2) sets of keys to enter the premises, as well as any and all keypad and /or alarm codes required to gain access to the premises.

ARTICLE IX. <u>SUBLETTING, ASSIGNMENT AND ENCUMBRANCE</u>

Tenant shall not sublet the premises in whole or in part or assign, transfer, mortgage or encumber this Lease, or any interest therein, without the prior written consent of Lessor, and a consent to any such subletting, assignment, transfer, mortgage or encumbrance shall not be (a) unreasonably withheld or delayed and (b) deemed to be a consent to any subsequent subletting, assignment, transfer, mortgage or encumbrance, nor shall the same relieve Tenant from any liability hereunder. If this Lease is assigned to any person or entity pursuant to the provisions of the Bankruptcy Code, Title 11 of the United States Code, any and all moneys or other considerations payable or otherwise to be delivered in connection with such assignment shall be paid or delivered to Lessor, shall be and remain the exclusive property of Lessor, and shall not constitute property of Tenant or of the estate of Tenant within the meaning of the Bankruptcy Code. Any and all moneys or other considerations constituting Lessor's property under the preceding sentence not paid or delivered to Lessor shall be held in trust for the benefit of Lessor and to be promptly paid or delivered to Lessor.

Any person or entity to which this Lease is assigned pursuant to the provisions of the Bankruptcy Code, Title 11 of the United States Code, shall be deemed without further act or deed to have assumed all of the obligations arising under this Lease on and after the date of such assignment. Any such assignee shall upon demand execute and deliver to Lessor an instrument confirming such assumption.

ARTICLE X. <u>NOTICES</u>

All notices, demands or other writings in this Lease provided to be given or made or sent, or which may be given or made or sent, by either party hereto to the other, shall be deemed to have been fully given or made or sent when made in writing and deposited in the United States mail, registered and postage prepaid, and addressed as follows:

To Lessor: HI-FI Properties I, LLC
c/o Thomas Fitzgerald
Commercial Leasing Services
1716 5th Street SW, #103
Rochester, MN 55902

To Tenant:	Greg Miller Project LLC
	c/o Greg Miller
	3820 North Broadway
	Rochester, MN 55906
And To:	Greg Miller
	5289 Country Creek Court SE
	Rochester, MN 55904

The address to which any notice, demand or other writing may be given or made or sent to any party as above provided, may be changed by written notice given by such party as above provided.

ARTICLE XI. <u>TAXES AND ASSESSMENTS</u>

A.   **<u>Taxes as Additional Rent.</u>** Tenant shall pay Lessor $1/12^{th}$ of the actual or estimated annual real estate taxes with each installment of monthly rent, as additional rent.

        Tenant shall pay and discharge as they become due, promptly and before delinquency, all other taxes, assessments, rates, charges, license fees, municipal liens, levies, excises, or imposts, whether general or special, or ordinary or extraordinary, of every name, nature and kind whatsoever, including all governmental charges of whatsoever name, nature, or kind, which may be levied, assessed, charged, or imposed, or which may become a lien or charge on or against the land hereby demised, or any part thereof, the leasehold of Tenant herein, the premises described herein, any building or buildings, or any other improvements now or hereafter thereon, or on or against Tenant's estate hereby created which may be subject to taxation, or on or against Lessor by reason of their ownership of the fee underlying this Lease, during the entire term hereof, excepting only those taxes hereafter specifically excepted.

B.   **<u>Assessments Affecting Improvements.</u>** Specifically and without in any way limiting the generality of the foregoing, Tenant shall pay all special assessments and levies or charges made by any municipal or political subdivision for local improvements and levies or charges made by any municipal or political subdivision for local improvements, and shall pay the same in cash as they shall fall due and before they shall become delinquent as required by the act and proceedings under which any such assessments or levies or charges are made by any municipal or political subdivision. If the right is given to pay in either one sum or in installments, Lessor may elect either mode of payment and their election shall be binding on Tenant. However, Tenant shall be required to pay Lessor $1/12^{th}$ of the actual or estimated annual assessments with each installment of monthly rent, as additional rent, during the term of this Lease or any renewal thereof. If, by making any such election to pay in installments, any of such improvements shall be payable after the termination of this Lease or any extended term thereof, such unpaid installments shall be prorated as of the date of termination, and amounts payable after such date shall be paid by Lessor.

C.   **<u>Taxes Excepted.</u>** Anything in this section to the contrary notwithstanding, Tenant shall not be required to pay any estate, gift, inheritance, succession, franchise, income, or excess profit taxes which may be payable by Lessor or Lessor's legal representative, successors or assigns, nor shall Tenant be required to pay any tax that might become due on account of the ownership of property other than that herein leased which may become a lien on the property herein leased or collectable out of the same.

D.   **<u>Contesting Taxes.</u>** If Tenant shall in good faith desire to contest the validity or amount of any tax, assessment, levy or other governmental charge herein agreed to be paid by Tenant, Tenant shall be permitted to do so, and to defer payment of such tax or charge, the validity or amount of which Tenant is

so contesting, until final determination of the contest, on giving to Lessor written notice thereof prior to the commencement of any such contest, which shall be at least thirty (30) days prior to delinquency, and on protecting Lessor on demand by a good and sufficient surety bond against any such tax, levy , assessment, rate, or governmental charge, and from any cost, liability or damage arising out of any such contest.

E. **Disposition of Rebates.** All rebates on account of any such taxes, rates, levies, charges or assessments required to be paid and paid by Tenant under the provisions hereof shall belong to Tenant, and Lessor will, on the request of Tenant, execute any receipts, assignments, or other acquittance that may be necessary in the premises in order to secure the recovery of any such rebates, and will pay over to Tenant any such rebates that may be received by Lessor.

ARTICLE XII. ALTERATIONS AND IMPROVEMENTS

A. **Alterations and Improvements; Signs.**

Lessor Improvements:	Lessor shall provide an HVAC unit appropriate for size and intended use of premises. Lessor shall coordinate installation of the HVAC unit with Tenant's architect so as to ensure any HVAC unit will be properly incorporated into the Initial Tenant Improvements (defined below); Lessor will clean_up parking lot and remove "scrub" growth around the building & parking lot. ~~The "Delivery Date" shall be July 1, 2018.~~
Tenant Improvements:	All other repairs, alterations, improvements, additions, etc, shall be at the sole cost and expense of the Tenant. Tenant's initial planned improvements shall be approved by Landlord, but Landlord shall not unreasonably withhold or delay such approval. Upon approval, the Tenant's initially planned improvements will be incorporated into this agreement as Exhibit B (the "Initial Tenant Improvements"). ~~The "Commencement Date" shall be the date that is ninety (90) days after the Delivery Date.~~ From the Effective Date to the Delivery Date (the "Pre-Possession Period"), Tenant, Tenant's architect, contractor or other individuals working on behalf of Tenant, shall be allowed access to the premises upon Landlord's approval; such approval shall not be unreasonably withheld or delayed.

Tenant shall make no alterations or improvements to the premises without Lessor's prior written consent. Tenant shall submit plans and specifications for any proposed alteration or improvement to the premises to Lessor for its review and approval. In the event of disapproval, Lessor shall give to Tenant an itemized statement of reasons therefor. If Lessor does not disapprove the plans and specifications provided for in this section within twenty (20) days after the same has been submitted to Lessor, such plans and specifications shall be deemed to have been approved by Lessor. Tenant will in no event make any alterations, improvements or other changes of any kind to any building on the premises that will decrease the valve of such building, or that will adversely affect the structural integrity of the building. Except for the Initial Tenant Improvements, prior to commencing any work that will cost in excess of Ten Thousand ($10,000.00) Dollars, Tenant shall furnish Lessor, on demand, with a good and sufficient surety bond insuring the completion of such work and the payment of all bills therefor.

B. **Restoration and Replacement of Currently Existing Structure.** Tenant shall have no obligation to restore or replace at the expiration or other termination of the lease, the building located on the land

hereby demised at the commencement of the term hereof, except that Tenant shall keep and maintain the same in a condition comparable to its condition when delivered to Tenant.

C. **Disposition of New Improvements.** All alterations, improvements, changes or additions made in or to the premises shall be the property of Lessor, and Tenant shall have only a leasehold interest therein, subject to the terms hereof. Notwithstanding the foregoing, all theater specific equipment, including, but not limited to, the stage and seating, shall remain the property of Tenant and must be removed from the Premises at the termination of the Lease, provided that any damage to the Premises as a result of the removal of such property shall be repaired by Tenant.

D. **Signs.** Tenant may install any sign in, on, and about the Premises to the maximum extent permitted by local law. Any sign Tenant wishes to install shall first be approved by Landlord, but Landlord shall not unreasonably withhold or delay such approval.

ARTICLE XIII. REPAIRS AND DESTRUCTION OF IMPROVEMENTS

A. **Maintenance of Improvements.** Tenant shall, throughout the term of this Lease, at its own cost, and without any expense to Lessor, keep and maintain the premises, including all building and improvements of every kind which may be a part thereof, and all appurtenances thereto, including sidewalks adjacent thereto, in good, sanitary and neat order, condition and repair. Lessor shall not be obligated to make any repairs, replacements, or renewals of any kind, nature or description, whatsoever, to the demised premises or any buildings or improvements thereon, provided, however, that Lessor shall be responsible for any necessary maintenance or repair to the roof and structural elements of the building and HVAC, plumbing and electrical systems and elements, except if the repair, replacement or renewal is occasioned by Tenant's negligent or intentional act or omission (ordinary wear and tear excepted). Tenant shall also comply with and abide by all federal, state, country, municipal and other governmental statutes, ordinances, laws and regulations affecting the demised premises, the improvements thereon, or any activity or condition on or in such premises.

B. **Damage or Destruction of Improvements.** The damage, destruction or partial destruction of any building or other improvement which is a part of the premises shall not release Tenant from any obligation hereunder, except as hereinafter expressly provided, and in case of damage to or destruction of any such building or improvement, Tenant shall, at its own expense, promptly repair and restore the same only to the condition or as good or better condition than that which existed prior to the commencement of this Lease. Without limiting such obligations of Tenant, it is agreed that the proceeds of any insurance covering such damage or destruction shall be made available to Tenant for such repair or replacement.

ARTICLE XIV. UTILITIES

Tenant shall fully and promptly pay for all water, gas, heat, light, power, telephone service, cable TV, internet service, or other public utilities of every kind furnished to the premises throughout the term hereof, and other costs and expenses of every kind whatsoever of or in connection with the use, operation and maintenance of the premises and all activities conducted thereof, and Lessor shall have no responsibility of any kind for any thereof.

ARTICLE XV. LIENS

A. **Tenant's Duty to Keep Premises Free of Lien.** Tenant shall keep all of the premises and every part thereof and all buildings and other improvements at any time located thereon free and clear of any and

all mechanics', materialmen's, and other liens for or arising out of or in connection with work or labor done, services performed, or materials or appliances used or furnished for or in connection with any operations of Tenant, any alteration, improvement or repairs or additions which Tenant may make or permit or cause to be made, or any work or construction by, for, or permitted by Tenant on or about the premises, or any obligations of any kind incurred by Tenant, and at all times promptly and fully pay and discharge any and all claims on which any such lien may or could be based, and to indemnify Lessor and all of the premises and all buildings and improvements thereon against all such liens and claims of liens and suits or other proceedings pertaining thereto.

Tenant shall furnish copies of all executed Lien Waivers to Lessor for all alterations, improvements, repairs, or additions which Tenant may make to the Premises.

B. **Contesting Liens.** If Tenant desired to contest any such lien, they shall notify Lessor of their intention to do so within one hundred eighty (180) days after filing of such lien. In such case, and provided that Tenant shall on demand protect Lessor by a good and sufficient surety bond against any such lien and any coast, liability or damage arising out of such contest, Tenant shall not be in default hereunder until ninety (90) days after the final determination of the validity thereof, within which time Tenant shall satisfy and discharge such lien to the extent held valid; but the satisfaction and discharge of any such lien shall not, in any case, be delayed until execution is had on any judgment rendered thereon, and such delay shall be a default of Tenant hereunder. In the event of any such contest, Tenant shall protect and indemnify Lessor against all loss, expense and damage resulting therefrom.

ARTICLE XVI. INDEMNIFICATION

Lessor shall not be liable for any loss, injury, death, or damage to persons or property which at any time may be suffered or sustained by Tenant or by any person whosoever may at any time be using or occupying or visiting the demised premises or be in, on, or about the same, whether such loss, injury, death, or damage shall be caused by or in any way result from or arise out of any act, omission, or negligence of Tenant or of any occupant,, subtenant, visitor, or user of any portion of the premises, or shall result from or be caused by any other matter or thing whether of the same kind as or of a different kind than the matter or things above set forth, and Tenant shall indemnify Lessor against all claims, liability, loss, or damage whatsoever on account of any such loss, injury, death, or damage. Tenant hereby waives all claims against Lessor for damages to the building and improvements that are hereinafter placed or built on the premises and to the property of the Tenant in, on or about the premises, and for injuries to persons or property in or about the premises, from any cost arising at any time. The two preceding sentences shall not apply to loss, injury, death, or damage arising by reason of the negligence or misconduct of the Lessor, its agents or employees.

Lessor shall indemnify Tenant from and against all claims, liability, loss, or damage (including reasonable attorneys' fees) arising from, occasioned by or resulting from the negligent, intentional or criminal act or omission of Lessor or Lessor's agent, employees or representatives.

ARTICLE XVII. ATTORNEY'S FEES

If any action at law or in equity shall be brought to recover any rent under this Lease, or for or on account of any breach of, or to enforce or interpret any of the covenants, terms or conditions of this Lease, or for the recovery of the possession of the demised premises, the prevailing party shall be entitled to recover from the other party as part of the prevailing party's costs reasonable attorney's fees, the amount of which shall be fixed by the Court and shall be made a part of any judgment or decree rendered.

ARTICLE XVIII. OPTION TO RENEW

Provided that Tenant is not then in default of any of his obligations under this Lease, Lessor grants to Tenant, subject to the conditions set forth below, the right and option to renew this Lease for a period of five (5) years. Rent during each year of such renewal term shall be as shown in Article III. Notice in writing to Lessor of Tenant's intention to exercise said option shall be given at least one hundred and eighty (180) days prior to expiration of the original term of the Lease herein. In the event that Tenant elects to so renew the term of this Lease, the remaining terms and conditions of this Lease shall apply during the renewal term.

ARTICLE XIX. REDELIVERY OF PREMISES

Tenant shall pay all sums required to be paid by Tenant hereunder in the amounts, at the times, and in the manner herein provided, and shall keep and perform all the terms and conditions hereof on their part to be kept and performed, and, at the expiration or sooner termination of this Lease, peaceable and quietly quit and surrender to Lessor the premises in good order and condition, ordinary wear and tear excepted, subject to the other provisions of this Lease. In the event of the non-performance by Tenant of any of the covenants of Tenant undertaken herein, this Lease may be terminated as herein provided.

ARTICLE XX. REMEDIES CUMULATIVE

All remedies hereinbefore and hereinafter conferred on Lessor shall be deemed cumulative and no one exclusive of the other, or of any other remedy conferred by law.

ARTICLE XXI. INSURANCE

A.   Tenant shall not carry any stock of goods or do anything in or about the Leased Premises which shall in any way tend to increase insurance rates on the Leased Premises or the Project without the prior written consent of Lessor. If Lessor shall consent to such use, Tenant agrees to pay as additional rental any increase in premiums for insurance resulting from the business carried on in the Leased Premises by Tenant. If Tenant installs any electrical equipment that overloads the power lines to the building, Tenant shall, at Tenant's own expense, make whatever changes are necessary to avoid such overload and to comply with the requirements of insurance underwriters and insurance rating bureaus and governmental authorities having jurisdiction.

B.   Tenant agrees to purchase, in advance, and to carry in full force and effect during the Term of this Lease the following insurance:

   1.   "All risk" property insurance covering the full replacement cost of all of Tenant's leasehold improvements, trade fixtures and personal property within the Leased Premises.

   2.   Commercial general liability insurance, providing coverage on an "occurrence" rather than a "claims made" basis, which policy shall include coverage for Bodily Injury, Property Damage Liability, Personal Injury, Contractual Liability (applying to this Lease), and Independent Contractors, in current Insurance Services Office form or other form which provides coverage at least as broad. Tenant shall maintain a policy limit of at least One Million Dollars ($1,000,000.00), per occurrence, and Two Million Dollars ($2,000,000.00) Aggregate applying to Bodily Injury, Property Damage Liability, and Personal Injury, which limit may be satisfied by Tenant's basic policy, or by the basic policy in combination with umbrella or excess policies so long as the coverage is at least as broad as that required herein. Such liability, umbrella and/or excess policies may be subject to aggregate limits so long as the aggregate limits have not at any pertinent time been reduced to less than the policy limit stated above, and provided further that any umbrella or excess policy provides coverage from the point that such aggregate limits in the basic policy

become reduced or exhausted. Lessor shall be named as additional insured under all such policies.

3. Dram shop insurance providing coverage to fully cover any loss or liability arising from Tenant's sale or distribution of alcohol on the premises.

C. At least ten (10) days prior to entry by Tenant on the Leased Premises, Tenant shall deliver to Lessor evidence that the insurance required by this Lease is in full force and effect. At least thirty (30) days prior to expiration of any such coverage, Tenant shall deliver evidence that the coverage in question will be renewed or replaced upon expiration. Such evidence of insurance shall contain sufficient information to enable Lessor to determine whether Tenant's insurance complies with the requirements of this Lease. Upon request, Tenant shall also furnish insurer-certified copies of all pertinent policies. All policies used to provide the coverage required by this Lease shall (i) be endorsed to require the insurer to provide at least thirty (30) days notice to Lessor prior to cancellation or non-renewal, and (ii) be issued by financially sound companies having an A.M. Best Company rating of at least "A++".

D. Lessor agrees to purchase in advance, to charge as an Operating Cost, and to carry in full force and effect during the Term of this Lease the insurance as follows:

1. "All risk" property insurance coverage on the Project, exclusive of Tenant's leasehold improvements, in such amount as Lessor deems prudent.

2. Commercial general public liability insurance covering the Project, in a combined single limit amount of not less than One Million Dollars ($1,000,000.00), per occurrence, and Two Million Dollars ($2,000,000.00) aggregate.

ARTICLE XXII. <u>DEFAULT AND TERMINATION</u>

If any one, or more, of the following events shall occur:

A. Tenant shall fail to make any payment hereunder when due, whether for rent or otherwise and such failure is not cured within five (5) days after written notice to Tenant; or

B. Any financial report or statement, certificate, statement, representation or warranty at any time furnished or made by or on behalf of Tenant or any guarantor of any of Tenant's obligations hereunder, including, without limitation, any representation or warranty made by Tenant herein, proves to have been false or misleading in any material respect at the time as of which the facts therein set forth were stated or certified, or any such financial report or statement has omitted any material contingent or unliquidated liability or claim against Tenant or any such guarantor; or

C. Tenant or any guarantor of any of Tenant's obligations hereunder shall fail to perform or observe any covenant, condition or agreement of this Lease document, or any other agreement between the Tenant and Lessor, to be performed or observed by him hereunder or under any guaranty agreement and the failure is not cured within thirty (30) days after written notice to Tenant, provided that if said failure cannot be reasonably cured within thirty (30) days, then Tenant shall have a reasonable amount of time to cure such failure, so long as Tenant is diligently pursuing cure; or

D. Tenant or any guarantor of Tenant's obligations hereunder shall be in breach of or in default in the payment and performance of any obligation owing to Lessor, whether or not related to this Lease and howsoever arising, whether by operation of law or otherwise, present or future, contracted for or acquired, and whether joint, several, absolute, contingent, secured, unsecured, matured or unmatured, and such breach or default is not cured within thirty (30) days after written notice to Tenant, provided

that if said failure cannot be reasonably cured within thirty (30) days, then Tenant shall have a reasonable amount of time to cure such failure, so long as Tenant is diligently pursuing cure or

E. Tenant or any guarantor of any of Tenant's obligations hereunder shall cease doing business as a going concern, make an assignment for the benefits of creditors, generally not pay his debts as they become due or admit in writing his inability to pay his debts as they become due, file a petition commencing a voluntary case under any chapter of the Bankruptcy Code, Title 11 of the United States Code, be adjudicated an insolvent, file a petition seeking for himself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar arrangement under any present or future statute, law, rule or regulation, or file an answer admitting the material allegations of a petition filed against it in any such proceeding, consent to the filing of such a petition or acquiesce in the appointment of a trustee, receiver, custodian or other similar official for him or of all or any substantial part of his assets or properties, or take any action looking to his dissolution or liquidation; or

F. An order for relief against Tenant or any guarantor of any of Tenant's obligations hereunder shall have been entered under any chapter of the Bankruptcy Code, or a decree or order by a court having jurisdiction in the premises shall have been entered approving as properly filed a petition seeking reorganization, arrangement, readjustment, liquidation, dissolution or similar relief against Tenant or any guarantor of any of Tenant's obligations hereunder under any present or future statute, law, rule or regulation, or within thirty (30) days after the appointment without Tenant's or such guarantor's consent or acquiescence of any trustee, receiver, custodian or other similar official for him or such guarantor or of all or any substantial part of his or such guarantor's assets and properties, such appointment shall not be vacated; or

G. An order, judgment or decree shall be entered against Tenant or such guarantor by a court of competent jurisdiction and shall continue in effect for any period of thirty (30) consecutive days without a stay of execution, or any execution or writ or process shall be issued under any action or proceeding against Tenant whereby the leased premises or its use may be levied upon or restrained;

Then and in any such event Lessor may, at the sole discretion of Lessor, without notice or demand, take any one or more of the following steps:

1. Immediately terminate Tenant's rights hereunder with or without process of law, directly or acting through agents, without liability to Tenant, enter upon the premises of Tenant and take immediate possession of all or any portion of the premises and thenceforce hold, possess and enjoy the same free from any right of the Tenant to the possession and use of the premises for any purpose whatsoever, in which event Tenant hereby expressly waives all further rights to possession of the premises and all claims for injuries suffered through or caused by any such repossession; or

2. Sue for and seek to recover from Tenant all rent and other sums then past due pursuant to the terms and provisions of this Lease; or

3. Declare immediately due and payable, and sue for and seek to recover, all payments of rent, whether or not accrued, and all other amounts payable hereunder; provided, however, that upon the occurrence of any of the events specified in Subparagraphs E. and F. above, Tenant's rights under this Lease shall automatically be terminated and all sums as specified in this subparagraph 3 shall immediately be due and payable, all without further act or deed on the part of Lessor and without notice to Tenant.

H. If Lessor fails to perform, meet, or observe any of Lessor's obligations under this Lease, and such failure continues for a period of thirty (30) days after written notice from Tenant, then Tenant, at any time thereafter by written notice to Lessor, shall, as its non-exclusive remedy, have the right to cure the failure and invoice Lessor for the costs and expenses of curing such failure, including, without limitation, attorneys' fees incurred by Tenant, which Landlord shall pay within ten (10) days of such written notice. However, if Landlord is diligently pursuing cure of any such breach but such breach cannot be cured within such time, then Lessor may complete such cure within a reasonable amount of time. If Lessor's failure renders the premises uninhabitable for the Tenant's intended use of the premises, and Lessor does not cure said default as provided in this Article XXII.H. Tenant may terminate this Lease and all obligations and rights hereunder.

ARTICLE XXIII. LESSOR'S RIGHT TO PERFORM

In the event that Tenant, by failing or neglecting to do or perform any act or thing herein provided by it to be done or performed, shall be in default hereunder and such failure shall continue for a period of ninety (90) days after written notice from Lessor specifying the nature of the act or thing to be done or performed, then Lessor may, but shall not be required to, do or perform or cause to be done or performed such act or thing (entering on the demised premises for such purposes, if Lessor shall so elect), and Lessor shall not be or be held liable or in any way responsible for any loss, inconvenience, annoyance, or damage resulting to Tenant on account thereof, and Tenant shall repay to Lessor on demand the entire expense thereof, including compensation to the agents and employees of Lessor. Any act or thing done by Lessor pursuant to the provisions of this section shall not be construed as a waiver of any such default by Lessor pursuant to the provisions of this section shall not be construed as a waiver of any such default by Lessor, or as a waiver of any covenant, term, or condition herein contained or the performance thereof, or of any other right or remedy of Lessor hereunder or otherwise.

ARTICLE XXIV. EFFECT OF EMINENT DOMAIN

A. **Effect of total condemnation.** In the event the entire demised premises shall be appropriated or taken under the power of eminent domain by any public or quasi-public authority, this Lease shall terminate and expire as of the date of such taking, and Tenant and Lessor shall thereupon be released from any liability thereafter accruing hereunder.

B. **Effect of Partial Condemnation.** In the event a portion of the demised premises shall be so appropriated or taken and the remainder of the property shall not be suitable for the use then being made of the property by Tenant, or if the remainder of the property is not one undivided parcel of property, Tenant shall have the right to terminate this Lease as of the date of such taking on giving to Lessor written notice of such termination within thirty (30) days after Lessor has notified Tenant in writing that the property has been so appropriated or taken.

In the event a portion of the demised premises shall be so appropriated or taken and the remainder of the property shall still be suitable for the use then being made of the property by Tenant, this Lease agreement shall remain in full force and effect.

C. **Condemnation Award.** Lessor shall be entitled to the entire award in any condemnation proceeding or other proceeding for taking for public or quasi public use, including, without limitation, any award made for the value of the leasehold estate created by this lease. No award for any partial or entire taking shall be apportioned, and Tenant hereby assigns to Lessor any award that may be made in a condemnation or other taking, together with any and all rights of Tenant now or hereafter arising to all or part of the award; provided, however, that nothing contained herein shall be deemed to give Lessor any interest in,

or require Tenant to assign to Lessor, any award made to Tenant specifically for its relocation expenses, and/or the taking of Tenant's personal property.

ARTICLE XXV. SURRENDER OF LEASE

The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work a merger, and shall, at the option of Lessor, terminate all or any existing subleases or subtenancies, or may, at the option of the Lessor, operate as an assignment to them of any or all such subleases or subtenancies.

ARTICLE XXVI. DISPOSITION OF IMPROVEMENTS ON TERMINATION OF LEASE

On termination of this Lease for any cause, Lessor shall become the owner of any building or improvements on the demised premises, excepting those items provided for in Article XII. Alterations and Improvements, Paragraph C., as remaining the property of Tenant.

ARTICLE XXVII. TRANSFER OF SECURITY

If any security is given by Tenant to secure the faithful performance of all or any of the covenants of this lease on the part of Tenant, Lessor may transfer or deliver the security, as such, to the purchaser of the reversion, in the event that the reversion be sold, and thereupon Lessor shall be discharged from any further liability in reference thereto.

ARTICLE XXVIII. WAIVER

The waiver by Lessor of, or the failure of Lessor to take action with respect to any breach of any term, covenant or condition herein contained, shall not be deemed to be a waiver of such term, covenant or condition, or subsequent breach of the same, or any other term, covenant or condition herein contained. The subsequent acceptance of rent hereunder by Lessor shall not be deemed to be a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease, other than the failure of Tenant to pay the particular rental so accepted, regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

ARTICLE XXIX. EFFECT OF TENANT'S HOLDING OVER

Any holding over after the expiration of the term of this lease, with consent of Lessor, shall be construed to be a tenancy from month to month, on the same terms and conditions herein specified, so far as applicable. Notwithstanding the foregoing, Base Rent during any Holdover Period shall be at **150%** of the last year of the term of the Option Period as provided for in Article III of this Lease Agreement.

ARTICLE XXX. LEASE TO BE SUBORDINATE

This Lease is subject and subordinate to Lessor's first mortgage and restrictions which may now or hereafter affect the building, and to all renewals, amendments, modifications and extensions thereof. This clause shall be self-operative, and no further instruments shall be required; provided, however, that for confirmation of such subordination or superiority, Tenant shall execute promptly any agreement requested by Lessor. Tenant hereby irrevocably constitutes and appoints Lessor as Tenant's agent to execute any such agreement or agreements for and on behalf of Tenant. Tenant hereby attorns to any such first mortgagee, purchaser at foreclosure sale, or

recipient of a deed in lieu of foreclosure, and agrees to execute any reasonable agreement affirming such attornment.

ARTICLE XXXI. ESTOPPEL CERTIFICATE

Tenant shall, within five (5) business days following a request from Lessor, execute and deliver to Lessor an Estoppel Certificate in such form and content as requested by Lessor, attesting to the terms and condition of this lease and the compliance to date of Lessor with the terms and conditions of this Lease and such other matters as requested by Lessor concerning the tenancy of Tenant under this Lease. In the event that Tenant asserts any default by Lessor, Tenant shall set forth such alleged default or defaults upon the said certificate in detail and attest to the fact that those listed defaults are the only defaults by Lessor hereunder.

ARTICLE XXXII. PARTIES BOUND

The covenants and conditions herein contained shall, subject to the provisions as to assignment, transfer and subletting, apply to and bind the heirs, successors, executors, administrators and assigns of all the parties hereto; and all of the parties hereto shall be jointly and severally liable hereunder.

ARTICLE XXXIII. TIME OF THE ESSENCE

Time is of the essence of this Lease, and of each and every covenant, term, condition, and provision hereof.

ARTICLE XXXIV. SECTION CAPTIONS

The captions appearing after the section number designations of this Lease are for convenience only and are not a part of the Lease and do not in any way limit or amplify the terms and provisions of this Lease.

ARTICLE XXXV. GOVERNING LAW

This Lease shall be governed by, construed and enforced in accordance with the laws of the State of Minnesota.

ARTICLE XXXVI. MISCELLANEOUS

Where applicable, words used in this instrument in the masculine gender include the feminine and neuter; the singular number includes the plural and the plural the singular.

Lessor acknowledges and agrees that this lease will be published by Tenant through Tenant's Form C offering.

IN WITNESS WHEREOF, the parties hereto have executed this Lease at Rochester, Minnesota, effective on the day and year first above written.




LESSOR:__

HI-FI PROPERTIES I, LLC

and By _(signature)_   By _(signature)_

—————————————————— Thomas Fitzgerald———————

Matthew Hindermann

—————————————————— Member————————————

Member~~Its: Chief Manager~~

————————————————————————

TENANT:_

————————————————————— **Greg Miller Project LLC**

By _(signature)_

Greg Miller

Its: _President & Owner_

STATE OF MINNESOTA

ss.

COUNTY OF OLMSTED

On this 15 day of June, 2018, before me, a notary public within and for said County and State, personally appeared Thomas Fitzgerald, Member~~the Chief Manager~~ of HI-FI Properties I, LLC, a Minnesota limited liability company, on behalf of the limited liability company.



ABBE JO LOECHLER SWENSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2022

A Swenson
____

STATE OF MINNESOTA

____________________ ss.

COUNTY OF OLMSTED

On this 15 day of June, 2018, before me, a notary public within and for said County and State, personally appeared Matthew Hindermann, Member of HI-FI Properties I, LLC, a Minnesota limited liability company, on behalf of the limited liability company.



ABBE JO LOECHLER SWENSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2022

A Swenson
____

STATE OF MINNESOTA

ss.

COUNTY OF OLMSTED

On this 15 day of June, 2018, before me, a notary public within and for said County and State, personally appeared Greg Miller, Member of Greg Miller Project LLC, a Minnesota limited liability company, on behalf of the limited liability company.



ABBE JO LOECHLER SWENSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2022

aSwenson

PERSONAL GUARANTEE

For Value Received, I hereby <u>personally</u> guarantee the performance of the obligations of<u> Greg Miller Project LLC under</u> this Lease and hereby agree and consent to all the stipulations contained therein.



_____
Greg Miller

EXHIBIT "A"

Legal Description

That part of the Northeast Quarter of the Northwest Quarter of Section 24, Township 107 North, Range 14 West, described as follows:

Commencing at the Northeast corner of said Northeast Quarter of the Northwest Quarter; thence on an assumed bearing of South 01°34'55" East, along the East line of said Northeast Quarter of the Northwest Quarter a distance of 1314.92 feet to the Southeast corner of said Northeast Quarter of the Northwest Quarter; thence South 89°39'15" West, along the South line of said Northeast Quarter of the Northwest Quarter, a distance of 308.81 feet; thence North 08°55'23" East a distance of 289.33 feet to the point of beginning of the land to be described; thence South 75°00'06" East a distance of 65.00 feet; thence North 04°22'30" East a distance of 286.91 feet; thence North 66°00'36" West a distance of 819.21 feet to a point on the centerline of Trunk Highway Number 63 as said Highway is constructed; thence Southwesterly 548.15 feet along said centerline which is on a non-tangential curve concave to the east having a radius of 2860.28 feet and a central angle of 10°58'49" and the chord of said curve bears South 19°25'34" West; thence North 85°38'10" East a distance of 228.73 feet; thence South 83°47'41" East a distance of 391.29 feet; thence South 75°00'06" East a distance of 236.81 feet to the point of beginning, containing 7.7 acres, more or less, subject to the right of way of Trunk Highway Number 63.

EXCEPTING

That part platted in VIKING HILLS FIRST, according to the plat thereof on file and of record in the Office of the County Recorder, Olmsted County, Minnesota. Containing 0.62 acres.

ALSO EXCEPTING

That part of the Northeast Quarter of the Northwest Quarter of Section 24, Township 107 North, Range 14 West, Olmsted County, Minnesota, described as follows:

Commencing at the Southeast Corner of the Northeast Quarter of said Northwest Quarter; thence South 89°39'15" West, assumed bearing, along the south line thereof, 308.81 feet to the Southwesterly corner of Lot 6, Block 2, VIKING HILLS SECOND; thence North 08°55'23" East along the westerly line of said Lot 6, a distance of 289.33 feet to the northwesterly corner of said Lot 6 for the point of beginning; thence North 75°00'06" West, 236.81 feet; thence North 83°47'41" West, 149.56 feet; thence North 23°59'24" East, 313.11 feet to the most southerly corner of Lot 3, Block 4, VIKING HILLS FIRST; thence North 23°59'24" East, 30.00 feet to the southwesterly corner of Lot 2 in said Block 4; thence South 66°00'36" East, along the southerly line of said VIKING HILLS FIRST, 351.33 feet to the northwesterly corner of Lot 1, Block 3 in said VIKING HILLS FIRST; thence South 04°22'30" West, along the west line of said Lot 1 and along the west line of VIKING HILLS SECOND, 265.67 feet to the most northerly line of Lot 6, Block 2 in said VIKING HILLS SECOND; thence North 75°00'06" West, along said northerly line, a distance of 65.00 feet to the point of beginning. Containing 2.66 acres, more or less.

The above described conveyance contains 4.31 acres, more or less.

Exhibit B

Initial Tenant Improvements

New interior walls: 4" – 5" stl. Studs 16" O.C. full insul. dble GWB, paint ($10/SF)

New floor framing: 2x wood framing w/ ¾" plywood finish (4500 SF x $12/sf)

Allow for theatrical lighting and sound

Interior misc. electric/wiring/lighting

Interior HVAC distribution/control

Kitchen, Bar, Shop plumbing

Sprinkler system modifications

Interior finishes; carpet, paint, etc.

Fixtures, furnishings, seating, and equip.

Exterior signage

Attached plan drawing of Premises emailed by architect, Lloyd P Johnson, to Hi-Fi Properties I LLC members Matthew Hindermann and Thomas Fitzgerald on 6/12/18

Exhibit B

Initial Tenant Improvements

Plan

